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EXHIBIT 99.1

Allstream Inc.

April 8, 2004

Annual Information Form

TABLE OF CONTENTS

1.	INTRODUCTION	1
2.	CORPORATE STRUCTURE	2
3.	GENERAL DEVELOPMENT OF THE BUSINESS	4
4.	NARRATIVE DESCRIPTION OF THE BUSINESS	13
	THE COMPANY	13
	RECENT DEVELOPMENTS	14
	SERVICE OFFERINGS	14
	SALES AND MARKETING	16
	CUSTOMERS	16
	CUSTOMER CARE	16
	COMPETITION	17
	PROPERTIES	18
	GOVERNMENT REGULATION	18
	RECENT REGULATORY AND GOVERNMENT PROCEEDINGS	18
	EMPLOYEES	20
	LEGAL PROCEEDINGS	22
	INTELLECTUAL PROPERTY	23
	CORPORATE GOVERNANCE	26
5.	SELECTED CONSOLIDATED FINANCIAL DATA	28
6.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
7.	SHARE CAPITAL	30
8.	MARKET FOR SECURITIES	34
9.	DIRECTORS AND OFFICERS	35
10.	ADDITIONAL INFORMATION	41

1.     INTRODUCTION

        On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream" or "Successor").

        Where appropriate, the discussion in this annual information form ("AIF") covers results of operations of the Company for the period from April 1, 2003 to December 31, 2003 together with the Predecessor's three months ended March 31, 2003 compared with the year ended December 31, 2002 of the Predecessor. This is intended to help shareholders and other readers understand the Company's business and certain key factors underlying its financial results. The consolidated financial information and other operating performance information of the Company subsequent to the Plan implementation are not comparable with the consolidated financial information and other information of the Predecessor prior to the Plan implementation. Accordingly, comparisons of the Company's results with those of the Predecessor's should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing a directly comparable analysis of financial performance.

        In this AIF, unless the context otherwise indicates, references to the consolidated financial statements refer to the consolidated financial statements of Allstream Inc., the notes thereto and the auditors' report thereon as of December 31, 2003 and for the period from April 1, 2003 to December 31, 2003 which can be found on SEDAR. Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted.

        Allstream is a leading communications solutions provider committed to being an innovative, agile and collaborative partner with its customers. Supported by a portfolio of Connectivity, Infrastructure Management, and IT Services, Allstream listens to and collaborates with customers to deliver business solutions that meet their unique needs and to help them compete more effectively. Spanning more than 18,800 kilometres, Allstream's broadband fibre-optic network has the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Additional information about Allstream can be found on the Company's website at www.allstream.com and on SEDAR at www.sedar.com.

        During the twelve months ended December 31, 2003, the Predecessor and Allstream entities underwent significant change. On April 1, 2003, the Predecessor implemented the Plan and Allstream emerged from protection under the CCAA with its Class A Voting Shares and Class B Limited Voting Shares trading on both The Toronto Stock Exchange (the "TSX") and the NASDAQ National Market System ("NASDAQ"). The absence of long-term public debt, as a result of the Company's new capital structure, has contributed to the generation of positive results from operations. The Company launched its new brand name "Allstream" on June 18, 2003. In addition, on December 9, 2003, the Company declared a special cash dividend of $3.50 per share, or a total of approximately $69.4 million.

        A number of the matters discussed herein are not historical or current facts, but rather deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally. Such discussion may materially differ from Allstream's actual future experience involving any one or more of such matters. The operations and results of Allstream's telecommunications business may be subject to the effect of other risks and uncertainties, including the probability of implementing the proposed arrangement with Manitoba Telecom Services Inc. and the integration of the two companies; the implications of, terms of and differences from former commercial arrangements represented by Allstream's new commercial arrangements with AT&T Corp. including loss of technical support and capabilities, customers, traffic and revenue; competition in Canada with AT&T Corp.; competition with the Incumbent Local Exchange Carriers (the "ILECs"), in particular Bell Canada and Telus Corp., each of which has greater resources than Allstream; existing government regulations and changes in, or the failure to comply with, government regulations, including Canadian ownership and control requirements; the transition to the Allstream's new brand; the level of expenditures necessary to sustain operations, provide new services, build and update networks and maintain or improve quality of service; the availability, terms and cost of capital required to fund capital and other expenditures; the possibility of further deterioration in the state of capital markets and the telecommunications industry; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; uncertainty as to whether Allstream's strategies will yield the expected benefits, synergies and growth prospects; the ability to increase revenues from business voice, data and Internet services; Allstream's ability to access markets, design effective fibre optic routes, install cable and facilities, including switching electronics, interconnect to the ILECs' networks, satisfy the obligations imposed on Competitive Local Exchange Carriers ("CLECs") by the Canadian Radio-television and Telecommunications Commission (the "CRTC") and obtain rights-of-way, building access rights and any required government authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; the intensity of competitive activity, and its resulting impact on the ability to retain existing and attract new customers, and the consequent impact on pricing strategies, revenues and network capacity; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; and the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings and the ability to attract and retain qualified personnel. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligations to update any such factors or publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events.

2.     CORPORATE STRUCTURE

        On October 15, 2002, the Predecessor and certain of its subsidiaries, namely AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, Metronet Fiber US Inc., MetroNet Fiber Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T Canada Companies"), voluntarily filed an application for creditor protection under the CCAA with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Court") and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States.

        As part of the CCAA proceedings, the Predecessor formulated its Plan, the purpose of which was to restructure the balance sheet and equity of the AT&T Canada Companies, provide for the compromise, settlement and payment of liabilities of certain creditors of the AT&T Canada Companies (the "Affected Creditors"), to simplify the operating corporate structure of the AT&T Canada Companies and create one new entity, New AT&T Canada Inc. (now Allstream Inc.).

        The Affected Creditors approved the Plan and the Predecessor implemented the Plan and emerged from the CCAA on April 1, 2003. Pursuant to the Plan, New AT&T Canada Inc. was incorporated under the Act and pursuant to the Articles of Reorganization became the sole shareholder of the Predecessor.

        Pursuant to the Plan, there was a substantial realignment in the equity interests and capital structure of the Predecessor. The reorganization and opening balance sheet of the company as at April 1, 2003 has been accounted for under the provisions of The Canadian Institute of Chartered Accountants' ("CICA") Handbook ("HB") Section 1625, Comprehensive Revaluation of Assets and Liabilities ("fresh start accounting").

        In conjunction with the Plan, the Predecessor was required to estimate its post-emergence enterprise value ("Equity Value"). The Equity Value was determined with the assistance of independent financial advisors, utilizing three different valuation methodologies that were based upon the cash flow projections and business plan for the Company as contemplated by the Predecessor. The methodologies incorporated discounted cash flow techniques, a comparison of the Company and its projected performance to market values of comparable companies, and a comparison of the Company and its projected performance to values of past transactions involving comparable entities. The cash flow valuation utilized five-year cash flow projections with a terminal value multiple of 2007 projected earnings before interest, taxes, depreciation and amortization. The cash flow projections were net present valued using a debt free weighted average cost of capital range of 12.5% to 17.5%. The methodologies employed estimated a range of Equity Value between $531.3 million and $631 million. The Affected Creditors and the Court approved the establishment of the Equity Value at $581 million.

        All assets and liabilities were revalued at estimated fair values and the deficit was eliminated by a reduction of shareholders' surplus on reorganization. Reference is made to the consolidated financial statements of the Company for the period from April 1, 2003 to December 31, 2003 which can be found on SEDAR.

        The corporate structure of Allstream and its principal subsidiaries as of April 2, 2004 is as follows:

3.     GENERAL DEVELOPMENT OF THE BUSINESS

Summary of Significant Developments since 2001.

2004

Business Developments

March:
On March 18, 2004 it was publicly announced that Manitoba Telecom Services Inc. ("MTS") had agreed to acquire all of the Class A Voting Shares and Class B Limited Voting Shares of the Company in consideration for $23.00 per Allstream share plus 1.0909 MTS shares per Allstream share. Canadian residents will be eligible to receive MTS common shares while non-residents will receive MTS Class B non-voting preference shares.

The Boards of Directors of both companies have approved the proposed transaction. Subject to regulatory and court approval, required consents and other customary closing conditions, the Board of Directors of the Company is recommending the transaction for approval by the Company's shareholders. If under specified conditions the transaction is not completed, the Company has agreed to pay a break fee of $50 million. In the event that the Company's shareholders do not approve the proposed transaction and the break fee is not payable, then Allstream will pay MTS on account of expenses the sum of $5 million.
MTS will continue to be listed on the TSX. It is intended that the MTS Class B non-voting preference shares will be listed on the TSX, subject to required approvals.

Existing commercial agreements between the Company and AT&T Corp. include termination provisions covering acquisition of certain share percentages by a strategic competitor. If a strategic competitor acquires more than 20% of the then outstanding equity of Allstream then the termination date for the provision of services by AT&T Corp. may be accelerated; however AT&T Corp. must consider in determining any accelerated termination date the strategic competitor's network capability to enable the migration of Allstream's network to a successor network. Further, any acceleration of termination will not result in the termination of AT&T Corp.'s provision of services until the earlier of: 12 months following the closing date of the strategic competitor's acquisition of more than 20% of the outstanding equity of Allstream; and December 31, 2005.

The effect of the acquisition of the Company's Shares by MTS on the status of the commercial agreements and current negotiations between the Company and AT&T Corp. is not known at this time, however it is not expected to have any material impact on the operation of the expanded company.
January:	On January 14, 2004, Allstream announced Ethernet Private Line Services, which provides Gigabit Ethernet private line connectivity in Montreal, Toronto, Ottawa, Calgary and Vancouver.

2003

Business Developments

December:
In December 2003, the Company announced the ratification of its collective agreements by both the National Automobile Aerospace, Transportation and General Workers Union of Canada — Local 2000 and the United Steelworkers of America. Both agreements are for a term of three years, expiring on December 31, 2006. In addition to wage increases, the agreements will also improve employee benefits, pension, vacation entitlement and health and safety provisions. The ratification of these agreements has greatly reduced the risk of a work stoppage and will generate confidence among customers that the Company is committed to minimizing service disruption.

On December 9, 2003, the Company declared a special dividend of $3.50 per share on each of the Class A Voting Shares and Class B Limited Voting Shares. The dividend was paid on January 6, 2004 to holders of record at the close of business on December 19, 2003.
November:
On November 25, 2003 Allstream announced an enhancement to its Business IP service, which is a private network Internet Protocol Multiprotocol Label Switching (MPLS) data connectivity service. The enhancement, Dynamic Class of Service, enables customers to more efficiently implement data networks that can support multiple types of traffic (voice, video, data, email) on a single network.

On November 18, 2003, the Company announced a venture with Microcell Telecommunications Inc. and NR Communications, LLC to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology. In addition to providing a mobile broadband alternative to the ILECs wireline service, the Company believes that as this technology matures, it will provide the Company with a cost-effective way of accessing the Company's customers and a platform over which the Company can add services without relying as much on ILECs facilities. Investments in this venture will occur in phases. The initial phase commits the Company to a $5 million investment, of which, $0.1 million has been spent in 2003; and potential additional investments of up to $40 million in cash and services in a later phase depending upon the outcome of the initial phase.
October:
On October 27, 2003, Allstream announced a significant expansion to its Ethernet data connectivity service. Using network extensions from its network of co-located data equipment and data points-of-presence, and interconnection with Telus' Ethernet network, Allstream extended the footprint of its Ethernet network to reach 54% of Canadian businesses, up from 5% of businesses.

On October 23, 2003, Allstream launched its managed Intrusion Protection Service. Part of the Allstream Infrastructure Management portfolio, this service provides customers with monitoring and detection of suspicious traffic entering a customer network.
On October 9, 2003, Allstream announced it was expanding its national Frame and ATM data services, to include international termination to more than 50 countries.
On October 2, 2003, Allstream announced a global roaming capability, providing dial-up Internet access in over 150 countries, and wireless access from over 8,000 wi-fi access points.

July:
On July 22, 2003, the Company signed a master services agreement (the "MSA") with AT&T Corp. for the continued use of certain AT&T Corp. technology and capabilities. Absent agreements to the contrary with AT&T Corp., the Company will be required to stop using certain of AT&T Corp. technology and capabilities by December 31, 2005. The Company is in the process of creating and/or obtaining alternative products or services to replace the products and services based on the AT&T Corp. technology and capabilities. Once these alternative products and services are in place, a program will be created to migrate the Company's customers to the new products and services. The cooperation of certain customers will be required in order to complete a transition to the new products and services. Development of the Company's own technology and capabilities, as well as operating initiatives to implement those requirements, will be funded through the Company's cash flow from operations. The Company is currently negotiating with AT&T Corp. to extend the continued use of certain AT&T Corp. technology and capabilities for several years. It is anticipated that these discussions will be concluded by May 15, 2004, subject to a further extension. While the Company is confident that it will meet the requirements of the AT&T Corp. agreements, no assurances can be given that it can effect a seamless migration of existing customers to the new products and services. See "Intellectual Property — Commercial Arrangements with AT&T Corp."
June:
The Company launched its new brand, "Allstream", on June 18, 2003 in conjunction with an advertising campaign to promote the new brand. The Company spent $15.5 million on rebranding activities, including marketing and media costs for on-air advertising campaigns, changes to signage and changes to internal and customer facing systems, for the period from April 1, 2003 to December 31, 2003. Independent research and feedback from customers indicated that progress has already been made with regard to the brand attributes of being an innovative, agile and collaborative partner. These results support the Company's conviction that it has the infrastructure and service capabilities to further strengthen its competitive position in the Canadian marketplace.
May:
On May 6, 2003, Allstream announced the sale of its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc. to YAK Communications (Canada) Inc. for approximately $8.0 million in cash. There was a gain on disposal of $0.4 million. The transaction was completed on July 2, 2003.
April:
April 1, 2003, the Predecessor implemented the Plan and the Company emerged from protection under CCAA with its Class A Voting Shares and Class B Limited Voting Shares trading on both the TSX and the NASDAQ. As a result, the Company's balance sheet and equity were restructured, certain liabilities were compromised, and the corporate structure was simplified. The primary impacts of the Plan on the results for the period from April 1, 2003 to December 31, 2003 were the decreases in foreign exchange and interest expense because of the elimination of the Predecessor's U.S. dollar denominated debt and foreign exchange derivative instruments, and decreased depreciation expense as a result of the lower carrying value for property, plant and equipment.
On April 1, 2003, Allstream's current Board of Directors took office and assumed responsibility for the supervision of the Company.

March:	On March 26, 2003, the Federal Cabinet dismissed the Predecessor's May 30, 2002 appeal of the CRTC's Price Cap Decision (as defined below).

On March 24, 2003, the Predecessor completed the implementation of expanded telecom services for Quebec-based Transat AT Inc. valued at more than $6 million over three years. The services include Toll-free, Long Distance and Local services as well as a Global Data Network (Business IP Service based on MPLS technology) for Transat locations across Canada, in the United States and France.

On March 3, 2003, the Predecessor completed the installation of a high-speed data communication network for 7-Eleven Inc. of Dallas, Texas, fulfilling a contract valued at $7 million. The three-year data and equipment service contract includes a Frame Relay network connecting 7-Eleven's 500 Canadian stores and its Dallas headquarters.
February:	On February 25, 2003, the Court and the U.S. Court both approved the Plan and extended the Stay Period (as defined below) to the date of the implementation of the Plan.

On February 20, 2003, the Plan was approved by Affected Creditors at a meeting held to consider and vote upon the Plan. The Plan was approved by 91% of the Affected Creditors that voted, representing 99% of the total value of affected claims of Affected Creditors that were voted at the meeting.
January:
On January 22, 2003, the Predecessor and certain of its subsidiaries filed the Plan and the related information circular with the Court and mailed these materials to the Affected Creditors in preparation for the February 20, 2003 meeting held to consider and vote upon the Plan.

On January 17, 2003, revised commercial agreements were signed with AT&T Corp. providing a timeframe for continuity of the Predecessor's global connectivity, technology platform and product suite, and maintaining network ties between the two companies for the benefit of customers. The agreements contemplate that the Predecessor and AT&T Corp. will continue working together on a non-exclusive basis, and provide the Company with the ability to forge additional supplier relationships. The agreements recognize AT&T Corp.'s ability to compete directly with Allstream in serving AT&T Corp.'s Canadian customers. See "Intellectual Property — Commercial Arrangements with AT&T Corp."

2002

Business Developments

November:	On November 27, 2002, the Predecessor announced that John A. MacDonald joined as its new President and Chief Operating Officer, replacing Harry Truderung.

On November 7, 2002, the Predecessor announced that the Predecessor and AT&T Corp. were negotiating new commercial arrangements, under which the Predecessor would become a fully independent, full-service telecommunications provider for business customers operating under a new brand identity. The Predecessor also announced that it was not expected that AT&T Corp. would maintain an equity interest in the Predecessor following the completion of the Predecessor's restructuring.
October:
On October 15, 2002, the Predecessor reached an agreement in principle with the financial and legal representatives of a steering committee of the informal committee (the "Ad Hoc Committee") representing a significant number of holders of notes ("Notes") of AT&T Canada Limited (the "Noteholders") on the terms of financial restructuring which was reflected in the terms of the Plan.

On the same date, the Predecessor filed for court protection under the CCAA and was granted an initial order of the Court under the CCAA (the "Initial Order"). The Initial Order provided for a broad stay of any proceedings (the "Stay Period") against the Predecessor, thereby preventing creditors and other parties from exercising rights to recover amounts owing on October 15, 2002 or any rights arising as a result of the Predecessor initiating CCAA proceedings.
The Predecessor also obtained an order from the U.S. Court to recognize the CCAA proceedings in the United States.

As a result of the filing by the Predecessor and certain of its subsidiaries under the CCAA on October 15, 2002, the Predecessor was in default under the terms of each of the series of Notes. The claims of the Noteholders were acquired by New AT&T Canada on April 1, 2003 and were compromised in accordance with the Plan.

On October 8, 2002, immediately prior to the closing of the Back-end Transaction (as defined below), the Predecessor received additional proceeds of approximately $225 million from the exercise of stock options. $200 million of these proceeds were used to pay all amounts outstanding under the Predecessor's senior credit facility (the "Senior Credit Facility") and the Senior Credit Facility was terminated.

On October 8, 2002, in accordance with the deposit receipt agreement dated June 1, 1999 between the Predecessor, AT&T Corp. and CIBC Mellon Trust Company, as trustee (the "Deposit Receipt Agreement") and the waiver notice delivered by AT&T Corp. in accordance with the Deposit Receipt Agreement, purchasers designated by AT&T Corp., being Brascan Financial Corporation ("Brascan") and CIBC Capital Partners ("CIBC"), acquired all of the outstanding shares of the Predecessor not already owned by AT&T Corp. or its affiliates for $51.21 per share in cash, for an aggregate purchase price of approximately $5.5 billion (the "Back-end Transaction"). Upon completion of the Back-end Transaction, the Predecessor's Class B Deposit Receipts were delisted from The Toronto Stock Exchange and the NASDAQ National Market System. As a result of the Back-end Transaction, AT&T Corp. held a 31% economic interest and a 23% voting interest in the Predecessor; Tricap Investments Corporation, a wholly-owned subsidiary of Brascan, held a 63% equity interest and a 50% voting interest in the Predecessor through a wholly-owned subsidiary; and CIBC held a 6% equity interest and a 27% voting interest in the Predecessor through a wholly-owned subsidiary.

September:
On September 25, 2002, the Predecessor completed the unwinding of its remaining currency swaps, receiving approximately $85 million in the face amount of its outstanding Notes in satisfaction of the counterparties' obligations to the Predecessor.

The Predecessor elected not to make interest payments on certain of its Notes, which totalled approximately US$47.8 million, due on September 15, 2002 and approximately $5.4 million due on September 23, 2002. The interest payments due on September 15, 2002 were: (1) US$38.25 million on a 7.65% US$1 billion note due on September 12, 2006; and (2) US$9.53 million on a 7.625% US$250 million note due March 15, 2005. The interest payment due on September 23, 2002 was $5.4 million on a 7.15% $150 million note. Under the terms of the indentures governing each of these series of Notes, AT&T Canada had 30 days from the scheduled interest payment date to make the required interest payment. Non-payment gave Noteholders the right to demand accelerated and immediate payment, which demand the Predecessor could not fulfill in the absence of a successful capital restructuring.
August:	On August 27, 2002, the Predecessor filed an appeal to the Governor in Council (the Federal Cabinet) of the Price Cap Decision.
July:	On July 29, 2002, the Predecessor announced it would further reduce its workforce by approximately 270 positions.

In July 2002, the Predecessor's Board of Directors formally recognized the Ad Hoc Committee. The Predecessor and the Ad Hoc Committee began a dialogue with the objective of negotiating a consensual financial restructuring of the Predecessor. The Predecessor also entered into discussions with AT&T Corp. to negotiate the basis on which AT&T Corp. would enter into new commercial arrangements with the Predecessor.
June:
On June 25, 2002, AT&T Corp. delivered the Waiver Notice. Pursuant to the Waiver Notice, AT&T Corp. indicated that it would cause to be acquired pursuant to the Deposit Receipt Agreement all of the issued and outstanding shares of the Predecessor not already owned by AT&T Corp. or its affiliates.
May:
On May 30, 2002, the CRTC released the Price Cap Decision. The Price Cap Decision reduced, by approximately 8 to 10%, the costs incurred by the Predecessor to utilize ILECs' network facilities and services in order to complete customer connections. A subsequent decision of the CRTC increased the reduction of such costs to approximately 12%. The reductions were significantly less than sought by competitive entrants such as AT&T Canada in the proceeding. See "Government Regulation".

On May 2, 2002, the Predecessor's Board of Directors approved a number of cost reduction initiatives to bring the Predecessor's cost structure in line with current revenue. These initiatives resulted in a reduction of approximately 1,000 personnel and reduced capital spending to $144 million in 2002.
April:
On April 8, 2002, the Predecessor announced that it won a four and a half year, $7 million contract with Government Telecommunications and Informatics Services (GTIS), a branch of Public Works and Government Services Canada. Under the contract, the Predecessor deployed a fully redundant optical Dense Wave Division Multiplexing (DWDM) network to interconnect four major data centres in the National Capital Region for GTIS. The Predecessor also provides ongoing management and maintenance expertise.

On April 4, 2002, MONTAGE.DMC, a division of the Predecessor announced that it was awarded a $1.5 million contract by the Department of Foreign Affairs and International Trade (DFAIT) to supply eBusiness services to the Trade Commissioner Service.
March:
On March 15, 2002, a group of more than 20 Noteholders holding more than U.S. $1 billion of the Notes announced that they had organized as an "ad hoc committee" to express their concerns about the Predecessor's business operations and financial prospects.

February:
On February 20, 2002, the Predecessor announced that it had repurchased for approximately $100 million all of the outstanding accounts receivable sold into the securitization program established in July, 2001. On February 22, 2002, Standard & Poor's downgraded the Predecessor's senior unsecured debt to BB. On February 27, 2002, Moody's downgraded the Predecessor's senior unsecured debt to Ba3. On March 22, 2002, Moody's downgraded the Predecessor's senior unsecured debt further to B3.

On February 26, 2002, the Board of Directors of the Predecessor appointed the Special Committee, chaired by Mr. Purdy Crawford, to work with management to address the complexities facing the Predecessor. The Special Committee was given the mandate to:

•	examine the details of the then anticipated Price Cap Decision of the CRTC and its impact on the future of the Predecessor;
•	examine the financial position of the Predecessor relative to all stakeholders, with specific reference to its liquidity, level of capital expenditures and financial prospects;
•	receive management's recommendation as to whether any modifications to the approved operating and capital plans were warranted and to consider and assess such recommendations;
•	examine options potentially available for the restructuring of the Predecessor's financial affairs and whether any such options would be appropriate to pursue;
•	seek information from and engage in a dialogue with AT&T Corp. with respect to matters relevant to the Predecessor's circumstances and future prospects; and
•
consider and develop an appropriate strategy for communicating with stakeholders, including equity holders and creditors, with respect to issues relating to the Predecessor's circumstances and prospects.

2001

Business Developments

December - September:
The Predecessor acquired 46 co-locations and associated telecommunications equipment of Axxent Inc., an insolvent Canadian CLEC, for $6.2 million. This acquisition enabled the Predecessor to cost-effectively extend its network reach in Ontario, Quebec, Alberta and British Columbia.
August:
The Predecessor announced the launch of its newest dedicated high-speed access service, Small Office ADSL Internet. Small Office ADSL Internet supports connectivity for multiple users over a single access for email and web browsing, offering affordable high-speed Internet connectivity. With complete connection to the Predecessor's high-speed national network, Small Office ADSL Internet also offers medium and large sized Virtual Private Network (VPN) customers who have telecommuting employees or branch office locations, the ability to access their LAN through a high-speed connection.
July:
The Predecessor announced that it had won a $16 million contract to install and manage a data network for the Canadian Broadcasting Corporation ("CBC"). The agreement called for the implementation and management of an innovative data networking solution that exploits Asynchronous Transfer Mode ("ATM") technology to provide CBC with bandwidth on demand. This solution supports the CBC's requirement to transmit content-rich multimedia applications and programming, which is key in the CBC's goal to provide high quality distinctive programming to Canadians at all times. Interconnection to the Predecessor's broadband national network provides the CBC with the pan-Canadian coverage they require, while concurrently giving them access to over 280 countries worldwide. Under the terms of the contract the Predecessor became the CBC's primary provider of high speed Internet service.
The Predecessor announced a cost reduction initiative that included the reduction of the workforce by approximately 500 people.

In July, the Predecessor signed a securitization agreement, giving the Predecessor the ability to sell certain of its accounts receivable on a revolving basis. The Predecessor sold accounts receivable for initial proceeds of $100 million.
June:
On June 1, 2001, the Predecessor acquired all of the issued and outstanding shares of MONTAGE eIntegration Inc. ("MONTAGE"). MONTAGE was a Canadian E-Business solutions integrator focused on transforming traditional organizations into connected enterprises through Internet technologies. Consideration of $58.4 million was paid on closing, comprised of $13.8 million in cash and $44.7 million, represented by 967,355 Class B Deposit Receipts of the Predecessor. In addition, acquisition costs of $1.0 million were incurred.

The Predecessor acquired the assets of Bird on a Wire Networks, a Canadian managed hosting services provider, for $4.0 million. Bird on a Wire Networks' services ranged from server co-location to complete managed hardware and managed software solutions for hosted Internet applications. The purchase included a state-of-the-art 30,000 square foot data centre. This acquisition strengthened the Predecessor's presence in the managed hosting market.

The Predecessor announced the launch of Managed Security Services as a new addition to its Security Solutions product portfolio. Managed Security Services offers a suite of services including 24x7 management, access to the Predecessor's Internet Security products, managed firewall with optional URL filtering and/or virus detection, highly trained engineers and strong partner relationships.

MONTAGE.DMC, a division of the Predecessor, announced that it had been awarded a significant contract by the North Atlantic Treaty Organization for the complete rollout of Oracle financial applications at its 19 member country locations. MONTAGE.DMC performed the configuration and rollout of the software at each site, allowing NATO to better manage its financial operations.
March:	In March, the Predecessor issued US$500 million principal amount of 7.65% Senior Notes due 2006.
January:
On January 25, 2001, the CRTC issued a decision (Decision 2001-23) regarding a dispute between Ledcor Industries Limited ("Ledcor") and the City of Vancouver granting Ledcor permission to construct, maintain and operate transmission facilities in certain street crossings in Vancouver and providing the terms and conditions for access to these crossings. The decision by the CRTC rejected the notion that access fees for public rights-of-way should be at market-based rates and that carriers should be forced to remove facilities and cease operation in the event an agreement expires or is terminated. Instead the CRTC determined that fees charged by a municipality or other public authority for rights-of-way should be set to recover causal costs. The decision was appealed to the Federal Court of Appeal, which appeal was dismissed in December 2002. On September 4, 2003, the Supreme Court of Canada denied a further application for leave to appeal the Federal Court of Appeal's decision. Decision 2001-23, along with the fact that the courts have upheld the decision, are positive from the perspective of Allstream and other carriers since the decision reduces the cost of municipal access for carriers. See "Government Regulation — Recent Regulatory and Government Proceedings — Decisions on Rights-of-Way/Building Access".

The Predecessor announced that it had been awarded a multi-year, multi-million dollar contract by TD Bank Financial Group to provide a broad array of managed communications services. The five-year agreement was expected to be worth over $160 million. The services provided by the Predecessor were to be utilized throughout TD Financial Group's business units, including its major call centres for TD Bank and Canada Trust, TD Visa, and TD Waterhouse Canada. The agreement called for the provision of intelligent call routing solutions, managed computer telephony integration (CTI) services, as well as local, long distance, toll free, and frame relay communications transport services.

4.     NARRATIVE DESCRIPTION OF THE BUSINESS

THE COMPANY

        The Company and its predecessor companies have provided national advanced telecommunications services to large and mid-sized Canadian business customers for over 100 years. Working with Canada's two national railroads (Canadian National and Canadian Pacific), the Company (then known as CNCP) constructed Canada's earliest national telecommunications network to carry data and video traffic from coast to coast.

        With the introduction of facilities-based competition to the Canadian long distance voice market in 1992 (competition in switched and dedicated data services was introduced earlier), the Company (then known as Unitel) became the first competitive alternative for this monopoly service. Funded and utilized by large Canadian businesses looking for telecom supply alternatives for their complex national and international voice and data needs, the Company significantly grew its market share across a wide range of services (switched long distance, toll free, frame relay, and private line). Unitel became AT&T Canada Long Distance Services Company on January 4, 1996.

        With the aggressiveness of a new entrant with a national mandate, network, sales force, product set and management team, the Company grew rapidly. By late 1998, the Company had a broad portfolio of services and clients spanning all voice and data products, including a capability to manage the underlying service directly on behalf of a client. This value-added managed service was to develop into a full-line of infrastructure management capabilities that complemented the Company's traditional voice and data connectivity services.

        In June 1999, the Company entered into a business combination with MetroNet Communications Corp. (Canada's largest CLEC with significant local access assets and local voice and data products and expertise) and Netcom (one of Canada's largest Internet Service Providers ("ISPs") with significant Internet access and web-hosting expertise). As a result of this combination, the Company offered a complete set of connectivity products (voice, data, and Internet for local, long distance and international needs). The Company's long-time commercial partner and equity holder at that time, AT&T Corp., significantly and seamlessly expanded the Company's reach to hundreds of countries worldwide.

        Subsequent organic growth and acquisition efforts added advanced infrastructure management services such as managed hosting services (providing and managing servers, operating systems and database software), managed security services (providing and managing virtual private networks ("VPNs"), firewalls, intrusion detection, training and security audits). Allstream's managed services capabilities enable customers to out-source to Allstream functions such as monitoring, fault isolation, capacity management, configuration management, performance reporting and vendor management.

        In addition, the Company also has over 400 employees deployed in offering IT professional services to Canadian and international companies, governments, and agencies. The Company's IT service capabilities include custom software application development, system automation of business processes and integration of applications from leading suppliers of Enterprise Resource Planning ("ERP") systems (e.g. Oracle and SAP) with decision support systems (e.g. Business Objects) to automate customer-company-employee-supplier relationships.

        At a facilities and network architecture level, the Company has a large, coast-to-coast fibre-based broadband network (OC-192) traversing Canada's largest communities. Built as a series of protected, self-healing Synchronous Optical Network (SONET) rings, the backbone network links large local networks in Canada's ten largest urban areas (spanning 29 communities) and more than 3,300 buildings. In addition to traditional wired access, the Company also offers fixed point-to-point fixed wireless, and has successfully trialed (and is licensed in 21 markets for) point-to-multi-point fixed wireless access. The Company has also recently invested in a venture with Microcell Communications Inc. and NR Communications, LLC to develop a Multipoint Communications System (MCS) network to deploy fixed wireless services to the wholesale market in Canada.

        From a technology standpoint, the Company offers both the latest access speeds and service capabilities (MPLS IP networks, Gigabit Ethernet, VPN, xDSL), and Voice-over-IP and is interoperable with the very large existing installations of traditional Private Line, Frame and ATM networks.

        While products, services, network and technologies were being expanded, the operating efficiency of the business was also enhanced. The underlying networks reached excellent levels of performance experience (99.995% uptime); time to provision a service was cut dramatically, and customer service levels rose significantly.

        These improvements occurred against a backdrop of intense telecommunications competition, falling prices and network overcapacity as more than 20 Canadian telecommunications competitors (CLECs, resellers, interconnects, ISPs, DSL operators and hosting companies), shrank to five key telecommunications competitors by the end of 2002 (often as a result of bankruptcy or restructuring, although sometimes through consolidation), including Allstream.

        Overall, the Company has an approximate 11% share of the wireline telecommunication market in Canada for business customers, although significantly higher within target customer segments and in key products. The Company is typically the number two competitor in any given business market behind the region's ILEC, and ahead of the out-of-territory ILEC. Following the emergence from CCAA proceedings, Allstream now has additional financial flexibility. From a regulatory perspective, material savings have been realized in the cost to terminate and exchange traffic with the ILECs, and in the speed of provisioning and cost to use the ILEC network where a service requires termination outside of the Company's network footprint (known as off-net). In addition, restrictions on foreign investment in Canadian telecom assets are currently under review. See "Government Regulations — Foreign Investment Restrictions".

        Allstream has also decreased its capital expenditures to approximately 10% of revenue on an annual basis (approximately 8% of revenue for the period from April 1, 2003 to December 31, 2003) in 2003. Future capital expenditures will maintain the core network, enhance its robustness and that of its operating and support systems and meet incremental customer requirements.

        On January 16, 2003, AT&T Corp., certain of its affiliates and the Predecessor and certain of its affiliates entered into a new license agreement under which the Predecessor transitioned to a fully independent, full-service Canadian telecommunications provider for business customers operating under the new brand identity, Allstream. Among other things, this agreement required the Company to launch a new brand name by September 9, 2003, and to cease use of the AT&T brand by no later than December 31, 2003, with the exception of certain domain names which the Company is entitled to use until June 30, 2004. The Company to date has complied with the new license agreement. The parties also entered into a number of agreements which set forth the principles governing the ongoing commercial relationships between Allstream and AT&T Corp. AT&T Corp. and Allstream have expressly agreed that they are now permitted to compete with each other. See "Intellectual Property".

RECENT DEVELOPMENTS

        Please refer to "General Development of the Business" and "Corporate Structure" above for a discussion relating to the general business developments of the Company, including developments since December 31, 2003.

SERVICE OFFERINGS

        The Company provides a broad and full array of competitively priced basic and enhanced Connectivity offerings, Infrastructure Management services and IT services.

Connectivity Services

Local Voice Services

        Local voice services allow customers to complete calls in their local calling areas and to access long distance and cellular networks and the Internet. The Company's local service portfolio offers a full range of basic and enhanced local services, including individual business lines, PBX trunks, Centrex service, and ISDN Basic Rate Interface (BRI) and Primary Rate Interface (PRI). The Company's local products offer a uniform service across all major markets in Canada. Allstream is also developing a full range of VoIP services, both network hosted (IP Centrex) and customer premise resident (IP PBX) which will be introduced in 2004.

Long Distance Services

        Long distance services connect customers in different calling areas. The Company's long distance service portfolio includes basic domestic, cross-border and international outbound long distance, basic and enhanced toll-free services, calling cards and audio conferencing as well as a variety of other enhanced long distance services and features.

Data Services

        Data services connect data, video and voice networks to establish private connections across office locations and to integrate traffic over highly secure networks. The Company's data service portfolio includes a full range of data services provided over a range of access methods, including Frame Relay, IP MPLS, Transparent LAN (Ethernet), metropolitan area and wide area Gigabit Ethernet optical networks, ATM, Private Line, Virtual POP and private network dial-up. Using interconnection arrangements with global carriers, the Company can provide data services to meet the needs of domestic, North American and global applications.

Internet Services

        Internet services provide connection to the public Internet and a range of Hosting and Security services. Private IP services are considered to be part of the data portfolio. The Company provides Internet connectivity through many different access methods to provide a wide range of services to meet the needs of businesses of varying size.

        Internet access services include Dial-Up, ISDN, ADSL, DS1, Ethernet and OC3.

Infrastructure Management Services

Hosting

        Hosting services include domain name services, shared hosting services, co-location of customer provided servers, and full managed hosting services, including the management of server hardware and certain operating system, database software and collaboration applications (e.g. MS NT, Unix, Oracle). Allstream operates Hosting centres in Montreal, Toronto, and Vancouver.

Security

        Security solutions include a range of equipment and services, which can be provided as straight equipment sales, through to complete fully managed services. Security solutions include firewalls, intrusion protection, virus filters, URL filters, authentication services, security audits, development of security policies and other professional services.

IT Professional Services

        Allstream's IT Services group helps customers automate their business processes using web-based technologies, and applications such as Oracle ERP systems and others. The Company's business solutions include consulting, custom application development, system integration, project management, and can include the hosting and management of developed applications, bringing in elements of the Allstream Connectivity and Infrastructure Management portfolios.

SALES AND MARKETING

        The Company's sales and marketing programs focus on serving the medium and large enterprise business market. The Company focuses on delivering value and quality to its base of customers and will market additional services to its existing base to seek to expand market share within the base. Leveraging the global capabilities of a number of select partners, the Company focuses on serving the market which has international telecommunications requirements. The Company has also deployed a U.S.-based sales force that is responsible growing the customer base of U.S.-based multinational corporations with Canadian operations, where telecom purchase decisions are influenced in the U.S.

        The Company plans to continue its approach to the telecommunications market through a combination of a direct sales force and various indirect channels. The focus of development of the direct sales force will be on motivating and evolving a keenly focused set of experienced professionals into markets where the Company has its own facilities and services or where solutions can be provided through the utilization of CDNA (Competitive Digital Network Access). The Company's account executive provides a senior contact person that is accountable for the relationship at all levels of the customer's organization, including executive level contacts. The Company's account executive is supported by various product and solutions specialists, including sales engineers. The direct sales force is motivated and compensated by a competitive base salary and variable compensation linked to new business and base management revenue productivity. The variable compensation is based on bookings, customer satisfaction and retention and revenue growth. The direct sales organization as of December 31, 2003 consisted of approximately 500 personnel in both Canada and the United States. A reorganization occurred during the fourth quarter of 2003, resulting in a significant increase in the number of direct quota bearing/customer facing professionals. The direct sales organization operates in both the Enterprise and Wholesale markets.

        The Company coordinates its strategies and efforts between its traditional sales organization and its IT Services teams. The two teams share strategies, quotas, and contacts to maximize Allstream's positions within customers. This approach enables the Company to compete for a larger share of a customer's budget than would be available if the two parts of the organization worked in isolation. It also provides opportunities for Allstream to deliver end-to-end solutions to its customers, which can be a distinct advantage for both the customer and the Company.

        Beyond traditional services and IT Services offerings, the Company also provides a set of Infrastructure Management capabilities, which enables Allstream to position itself well at the applications management level for customers.

        The direct sales organization is complemented by indirect channels, including agents, telesales, and affinity partners. The Company's network of indirect channels is designed to complement the sales organization in the higher end of the Small Business Market and the General Business Markets for both voice and data products.

CUSTOMERS

        As of December 31, 2003, the Company had over 200,000 billable accounts with no single account representing more than 10% of total revenues.

CUSTOMER CARE

        The Company offers all customers access to bilingual customer service centres 24 hours a day, seven days a week. In addition, large accounts have dedicated customer service personnel who provide customers with a single point of contact for all enquiries. The Company offers a best-in-class service through: (i) superior customer service personnel; (ii) the deployment of leading edge applications; (iii) customer driven processes; and (iv) a commitment to quality.

COMPETITION

        Allstream faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, CLECs, Internet service providers, Centrex resellers and other current and planned telecommunications providers. Allstream's existing and potential competitors include, without limitation, (i) incumbent telephone companies, including Bell Canada; TELUS; Aliant Inc. (the alliance of the four Atlantic Canada ILECs), (ii) non-incumbent facilities based service providers, including Call-Net Enterprises Inc., which operates Sprint Canada; Group Telecom/360; Hydro One Telecomm, (iii) international carriers, including AT&T Corp., and (iv) systems integrators, including IBM; EDS; CGI. Allstream's ability to compete effectively in the Canadian telecommunications industry may be adversely affected by continuing consolidation and expansion amongst its competitors. Allstream will also face competition from AT&T Corp. and its affiliates.

        In each of the business areas served by Allstream, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services, particularly to residential customers. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of Allstream. There can be no assurance that Allstream will be successful in its attempt to offer services in competition with the services offered by the ILECs.

        Although the ILECs are generally subject to greater pricing and regulatory constraints than the CLECs, the ILECs have, as a result of the regulatory framework and especially the Price Cap Decision (as defined herein), achieved increased pricing flexibility for their local services and maintained control of the existing Public Switched Telephone Network that CLECs must utilize in order to compete. Since CLECs do not have competitively neutral access to this existing ILEC-controlled network and are therefore subject to a significant cost disadvantage, the ILECs continue to be able to compete against the CLECs solely on the basis of price. If the ILECs lower rates or engage in substantial volume and term discount pricing practices for their customers, there would be downward pressure on certain rates charged by Allstream, which pressure could adversely affect Allstream.

        Allstream also faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. For example, there is a trend toward the convergence of the telecommunications and cable industries. The convergence of the telecommunications and the cable industries may add substantial new competition that could adversely affect the operations and financial condition of Allstream.

        Management believes that providers of wireless services will increasingly offer products that will compete with, and ultimately may replace, certain wireline telecommunications services, using new wireless technologies. Competition with providers of wireless telecommunications services may be intense and may further limit the prices with the level of service and price that customers demand at which Allstream can profitably compete.

        The telecommunications industry is subject to rapid and significant changes in technology with related changes in customer demands, including the need for new products and services at competitive prices. Allstream's ability to compete effectively will depend, to a great extent, on its ability to anticipate, invest in and implement, or otherwise obtain new technologies. Allstream may be unable to do so. Furthermore, there may not be a demand for any of Allstream's new products or services, Allstream may be unable to deliver its new products and services to the public on a timely and competitive basis, and Allstream may have to make additional capital investments to upgrade or replace its existing technology.

PROPERTIES

        The majority of the office and network space occupied by the Company is leased. As of December 31, 2003, Allstream owned 15 facilities, primarily for network equipment, in locations across the country representing approximately 430,000 square feet.

GOVERNMENT REGULATION

Overview of Canadian Communications Services Industry

        The Canadian telecommunications industry continued to experience significant changes, challenges and opportunities during the course of 2003.

        Throughout 2003 and into 2004, Allstream continued to pursue a balanced and pro-competitive regulatory framework through further applications to the CRTC for fair access to the network controlled by the former monopoly incumbent telephone companies and for enforcement of the regulatory pricing rules. Decisions of the CRTC over this same period in relation to both reducing competitor costs and the policing of certain anti-competitive activities of the incumbent telephone companies could foreshadow further reform of existing competitive inequities in the current regulatory framework.

Recent Regulatory and Government Proceedings

Competitive Digital Network Access

        As a result of the negative reaction of competitors to Decision 2002-34 (the "Price Cap Decision") which reduced costs incurred by CLECs to utilize ILEC network facilities and services to complete customer connections, but at rates still much higher than those sought by CLECs, the CRTC, on August 9, 2002, initiated its own proceeding to review and possibly vary certain aspects of the Price Cap Decision and to specifically examine whether more components of the incumbents' digital network access services (DNA) should be made available to competitive entrants at cost-based rates. On December 23, 2002, the CRTC issued Decision 2002-78, reducing, on an interim basis, the rates charged to Allstream and other entrants for some DNA services. Consequently, the payments Allstream makes to the large incumbent telephone companies ("telco costs") resulting from the Price Cap Decision were reduced by roughly 12%. On August 29, 2003, the CRTC issued a further decision (Decision 2003-60), clarifying that an end-customer access circuit and associated link are also eligible for cost-based rates on an interim basis. The CRTC's review proceeding concluded in December 2003 and a final decision is pending. The final decision, when issued, may result in further reductions to Allstream's telco costs with consequent material positive impact on the Company.

Bundling and Affiliate Decisions

        In Decisions 2002-58 and 2002-76, issued in late 2002, the CRTC dealt with the incumbents' non-compliance with the CRTC regulatory rules for bundling and affiliates. Specifically, the CRTC found that the incumbents had been systematically avoiding their regulatory obligations by not seeking CRTC approval before offering service packages ("bundles") to large enterprise customers that included both regulated and unregulated services. The CRTC noted the negative anti-competitive consequences these activities have had on competitors and ordered the incumbents to immediately cease offering illegal bundles. Pursuant to Decision 2002-76, Bell Canada subsequently submitted a number of their bundled arrangements to the CRTC for tariff approval. However, Bell Canada failed to place all pertinent information regarding the rates, terms and conditions of these bundles on the public record.

        In response to competitor complaints, on September 23, 2003, the CRTC issued Decision 2003-63, in which the CRTC held that the tariffs submitted by Bell Canada did not contain sufficient detail of the rates, terms and conditions of the bundled arrangements. In respect of five of the bundled arrangements, the CRTC further ordered Bell Canada to increase the monthly revenue it had attributed to customers. Bell Canada has appealed Decision 2003-63 to the Federal Court of Appeal with respect to the CRTC's determination that its proposed tariffs are not sufficiently detailed. Irrespective of the CRTC's decisions, Bell Canada has continued offering services under these illegal bundles, which, in turn, continues to have negative consequences for the competitive marketplace.

        In light of Bell Canada's continued utilization of illegal bundles, on February 23, 2004, Allstream applied to the CRTC to deny approval of any of the illegal bundles, to order Bell Canada to discontinue service under these arrangements, and to place a moratorium on the approval of any so-called customer specific arrangements pending the disposition of Bell Canada's appeal to the Federal Court of Appeal.

Next Generation Application

        On April 15, 2003, the Company applied to the CRTC to order the ILECs to offer a variety of "next generation" services and facilities (including Ethernet access service, ADSL/Gateway access service and Wavelength access service) to Allstream and other entrants at cost-based rates. On August 25, 2003, the CRTC indicated that it would address Allstream's next generation application in the context of a number of existing proceedings, where applicable, and would issue a separate decision for any residual matters. On January 27, 2004, the CRTC issued Decision 2004-5, which established interim rates and conditions for the provision of a number of elements of Ethernet access services. Not wishing to prejudge the outcome of other proceedings (i.e. the Competitive Digital Network Access proceeding referred to above), the CRTC has only ordered thus far that certain components of this service be tariffed on a retail basis. If ultimately successful, Allstream's next generation application could result in reductions to Allstream's telco costs.

Decisions on Rights-of-Way/Building Access

        In January 2001, the CRTC issued a decision (Decision 2001-23) that, among other things, provided the industry with general guidelines for establishing new rights-of-way agreements between carriers and municipalities and other public authorities. The Federation of Canadian Municipalities ("FCM") and various municipalities appealed the CRTC's decision to the Federal Court of Appeal, which dismissed the FCM's appeal in December 2002. On September 4, 2003, the Supreme Court of Canada denied a further application by the FCM and various municipalities for leave to appeal the Federal Court of Appeal's decision. Decision 2001-23, along with the fact that the courts have upheld the decision, is positive from the perspective of Allstream and other carriers since the decision reduces the cost of municipal access for carriers.

        On December 4, 2003, the CRTC issued Decision 2003-82, in which the CRTC held that jurisdictionally, it is prepared to review existing municipal access agreements ("MAAs") where municipal consent was not obtained on terms acceptable to the carrier. The CRTC further established a process for considering Allstream's applications to the CRTC against the City of Toronto and the City of Calgary. The FCM and various municipalities applied to the Federal Court of Appeal for leave to appeal the CRTC's determination in Decision 2003-82 that it has authority to review and/or change the terms and conditions of existing MAAs. The Federal Court of Appeal denied leave to appeal on March 8, 2004. The FCM and various municipalities have however, applied to the Federal Court of Appeal seeking to have the Court reconsider its decision.

        On June 30, 2003, the CRTC issued Decision 2003-45, establishing conditions and principles to govern access by local exchange carriers to customers located in multi-dwelling units ("MDUs"). The CRTC prohibited any arrangement between a carrier and the building owner of an MDU for exclusive access to the MDU and further indicated that the fees that a carrier pays to an MDU owner for access should be cost-based. In addition, the CRTC held that carriers with responsibility and control of copper in-building wire must permit other carriers to connect to and use the in-building wire at no charge. Finally, the CRTC ordered all carriers, including Allstream, to disclose on their web site, all terms and conditions, including fees, of any access agreement that they enter into with the building owner of an MDU.

Foreign Investment Restrictions

        In November 2002, the then federal Minister of Industry, Allan Rock, initiated a review of the existing foreign investment restrictions applicable to telecommunications carriers such as the Company by asking the Standing Parliamentary Committee on Industry, Science and Technology (the "Committee") to hold public hearings and report back on a series of questions on the issue of the restrictions and their effect on competition in telecommunications. The Committee held public hearings during February and March of 2003 and tabled its report in the House of Commons on April 28, 2003. The report recommends removal of foreign investment restrictions as they relate to telecommunications carriers such as Allstream. The government responded to the report on September 25, 2003 and indicated its intention to launch an analysis of the conflicting recommendations made by the Industry Committee and by the Standing Committee of Heritage in its separate report of June 11, 2003 regarding the broadcasting industry. The government has expressed its intentions to present options for that reconciliation by spring 2004.

EMPLOYEES

        As at December 31, 2003, the Company had approximately 3,600 full-time employees.

        As of December 31, 2003, 783 employees of the Company were union members and were covered by a collective bargaining agreement. The union employees of the Company are currently represented by two unions, the Canadian Auto Workers ("CAW") Local 2000 and the United Steelworkers of America ("USWA") TC Local 1976. Historically, the Company's relations with its unionized employees have been positive. During the fall of 2003 the Company renegotiated collective agreements with both unions that were subsequently successfully ratified by the bargaining units. Both collective agreements are for a three-year term commencing January 1, 2004.

        In connection with the construction and maintenance of its fibre networks, the Company uses third-party contractors, some of whose employees may be represented by unions covered by collective bargaining agreements. The Company is currently being assisted by a number of consultants and expects to retain the services of similar third-party contractors and various consultants in the ordinary course of business.

Senior Management Compensation Strategy

        The Company's Management Compensation Policy is designed to provide competitive total compensation and benefits to its key leaders while ensuring that individual leaders who produce exceptional results are recognised and rewarded. Compensation is part of the Company's Compensation and Leadership Strategy that includes setting leadership standards and expectations. Compensation arrangements are carefully designed to enable the Company to attract, retain and motivate senior management. Each senior manager's compensation is comprised of a base salary, annual performance-based incentive payments, long-term incentives through the granting of stock options and restricted share units ("RSUs") and non-cash compensation. On approval by the Human Resources and Compensation Committee (the "HRCC"), senior managers may irrevocably elect, at the start of each annual incentive performance period, to receive 50%, 75% or 100% of their annual performance-based incentive in the form of deferred share units.

        During 2003, the HRCC consulted with external executive compensation experts to ensure that the total compensation program offered by the Company was competitive. The compensation for the Chief Executive Officer ("CEO") is determined on the same basis as that used for determining the compensation levels of other senior managers. The Company's Compensation and Leadership Strategy, which reviewed with the HRCC, states that total direct compensation, including base salary and annual and long term incentives at target achievement levels, will normally be at a similar level as the median value for companies of similar size and in industries requiring the same level of technical and leadership skills as the Company. Benefits, pensions and other perquisite levels will also be at a similar level as the median value for such companies. Actual individual compensation may exceed the median where performance and leadership have exceeded expectations.

        The HRCC has responsibility for, among other things, reviewing and making recommendations to the Board of Directors regarding the CEO's and the President and Chief Operating Officer's ("COO") performance and compensation. The HRCC also has responsibility for reviewing and approving, after taking into consideration the CEO's and COO's recommendations, the performance and compensation of those senior managers that report directly to the CEO and the COO.

Base Salary

        Base salary levels and the amount of any increase from time to time will reflect the impact of the individual's overall leadership capability on the competitive positioning and growth of the Company. In this regard, base salary will be competitive and normally in the median range for companies of similar size and in industries requiring the same level of technical and leadership skills as the Company. The base salary levels will be higher for individuals with consistent and sustained levels of superior leadership results. Other factors that will impact on the size of any increase will be progression of experience and leadership of the individual in the Company.

Annual Incentive Payments

        The Company's compensation strategy is based on the principle of having a substantial portion of the individual's compensation being determined by the actual performance of the Company as well as the individual's sustained leadership. The design of the annual incentive plan may vary from time to time; however, a minimum of 25% of the total targeted amount will be based on the individual's leadership achievements in enhancing the overall value of the Company. The balance will be based on the Company results achieved in each year against performance plans approved by the Board of Directors.

Long Term Incentives

        The purpose of Long Term Incentives is to advance the interests of the Company and its shareholders by assisting in the retention of qualified management employees for the Company and its affiliates, providing additional performance-based incentives to such persons and enabling such persons to participate in the future growth and development of the Company. The Management Incentive Plan was created for this purpose and permits the grant of options, share appreciation rights ("SARs"), RSUs and other share-based awards to management employees of the Company and its affiliates. The HRCC administers the Management Incentive Plan. An aggregate of 2,000,000 Class A Voting Shares and Class B Limited Voting Shares have been reserved for issuance under the Management Incentive Plan.

        Any options, SARs and RSUs granted under the Management Incentive Plan are non-assignable except as provided therein and options and SARs expire, subject to any specific terms approved by the Board of Directors, not later than ten years from the date of grant. Options also vest automatically upon a Change in Control (as defined in the 2003 Management Incentive Plan). The exercise prices for options granted under the Management Incentive Plan are fixed by the Board of Directors in accordance with the requirements of the TSX.

        The number of options and RSUs granted to senior management is based on the individual's leadership potential in enhancing the overall value of the Company.

Senior Officer Stock Ownership Requirements

        The CEO, COO, Chief Financial Officer ("CFO") and Executive Vice Presidents are required to attain certain minimum levels of stock ownership in the Company over a five-year period. The CEO, COO and CFO are required to own three times their current base salary in shares of the Company and Executive Vice-Presidents are required to own one time their current base salary in shares of the Company. Options that are exercised must be converted (net of tax) into shares of the Company and held until the stock ownership requirement is met.

Employee Share Ownership Program

        The Employee Share Ownership Plan offers all full-time permanent employees of the Company the opportunity to purchase securities of the Company. Consistent with the Company's compensation philosophy, the plan is designed to create shareholder value and allows employees to participate in the risk and reward of the business as the plan is linked to share price as well as to the achievement of the Company's business objectives. Employees may contribute between one to eight percent of their salary to buy units in a single stock mutual fund, the Company's Stock Fund, which in turn holds only Class B Limited Voting Shares and may also hold certain amounts of cash.

        The Company contributes the equivalent of 25% of participant contributions per quarter. If the Company reaches its corporate objectives established at the beginning of the year the Company will contribute an additional 25%. The Company's contributions are made through purchases of Class B Limited Voting Shares in the secondary market.

LEGAL PROCEEDINGS

        For the purpose of this section, all capitalized terms not otherwise defined herein have the meaning ascribed to them in the Plan, which can be found on SEDAR.

        As a result of the Company's CCAA proceedings, a significant portion of the Company's pending litigation was compromised and, as of April 1, 2003, no longer exists. Also as a result of the Company's CCAA filing, any claim of an Affected Creditor against the Company is barred and may no longer be asserted. As of April 1, 2003, 87 claims were received from Affected Creditors excluding Noteholders. The valuation of Noteholder Claims was dealt with separately. The Affected Claims including Noteholders asserted against the Company totalled approximately $4.8 billion dollars. The value of all Affected Claims including Noteholders with the exception of one unresolved Claim, which is discussed below, has been resolved. Affected Creditors with resolved Affected Claims, including Noteholders, have received distributions from the Cash Pool and distributions of the New Shares. There may be further distributions to Affected Creditors with resolved Affected Claims from the Cash Pool.

        A Claim had been made by certain warrant holders in the CCAA proceedings which was fully reserved for by the Predecessor. The Claim has been tentatively settled for 50% of the reserved amount subject to documentation and Court approval.

        In accordance with the provisions of the Plan, each Affected Creditor was to receive a pro rata share of the cash distribution of $233 million and 100% of the equity of the Company. If an Affected Creditor disputed the claim amount for distribution purposes at the Plan Implementation Date, the Company issued the number of Class B Limited Voting Shares and transferred the amount of cash that the Affected Creditor would have otherwise received into an escrow account with the transfer agent pending final adjudication or settlement of the dispute. Upon settlement of the dispute, any shares not distributed to the Affected Creditor are returned by the transfer agent to the Company for cancellation and deemed not to have been issued as at the Plan Implementation Date. Any cash not distributed to the Affected Creditors upon settlement of the disputed claim will be redistributed pro rata to all Affected Creditors.

        During the period from April 1, 2003 to December 31, 2003, 241,000 Class B Limited Voting Shares were issued to the escrow account. Upon settlement of disputed claims, as described above, 24,000 of such shares were released from the escrow account, and 176,000 shares were cancelled. As of December 31, 2003, 41,000 Class B Limited Voting Shares remain in escrow. Settlement of the outstanding claim described above may affect the number of shares in the escrow account.

        The Company is involved from time to time in various other claims and law suits incidental to the ordinary course of its business. While no assurance can be given that these proceedings will be favourably resolved, the Company does not believe that the outcome of any of these legal proceedings will have a material adverse effect on its financial condition or results of operations.

INTELLECTUAL PROPERTY

Commercial Arrangements with AT&T Corp.

New Brand License Agreement

        On January 16, 2003, AT&T Corp. and AT&T Canada Enterprises Company ("Enterprises"), a subsidiary of AT&T Corp. that holds Canadian rights to certain intellectual property of AT&T Corp. under license from AT&T Corp., AT&T Canada Corp. and certain of its affiliates (collectively, the "Licensee") entered into a new trade-mark and trade-name license agreement (the "New License Agreement"). The New License Agreement provided the Licensee with the right to use AT&T Corp. trade-marks and trade-names until December 31, 2003, with the exception of certain use in connection with calling cards and domain names which use was to stop on June 30, 2004, subject to any further grant of any exception. As of December 31, 2003, all material brand conversions were completed, subject to certain consents granted by AT&T Corp.

        If the Licensee complies with the New License Agreement, during the term of the New License Agreement and for one year after the expiration or termination of the New License Agreement, Enterprises and any of its affiliates have agreed not to adopt, sub-license and/or use in Canada the corporate name "AT&T Canada Corp.", "AT&T Canada Inc.", "AT&T Canada Telecom Services Company", or the trade-name "AT&T Canada" on its own. Notwithstanding the foregoing, at any time, Enterprises and/or its affiliates may (a) adopt, register and/or use any corporate or trade-name (other than "AT&T Canada Corp.", "AT&T Canada Inc.", "AT&T Canada Telecom Services Company" and "AT&T Canada Fibre Company") and/or adopt, register and/or use any trade-mark, which includes the mark "AT&T" and the term "Canada", provided that the word "AT&T" does not directly precede "Canada"; and (b) Enterprises may continue to use any corporate name or trade-name in the manner it has been used on or before the date of the New License Agreement. After such one year period, Enterprises and/or its affiliates may adopt, register and/or use the corporate name "AT&T Canada Corp.", "AT&T Canada Inc.", "AT&T Canada Telecom Services Company", or adopt, register and/or use in any manner the trade-name or mark "AT&T Canada" alone or in combination with other words and/or trade-marks.

        AT&T Corp., Enterprises and the Licensee expressly agree that they will be permitted to compete with each other during and after the term of the New License Agreement.

        The Licensee may not assign, license or transfer or part with the New License Agreement or any of its rights or obligations under the agreement without the prior consent of Enterprises which may be unreasonably withheld.

        It is anticipated that the acquisition by MTS referred to above will be completed at a date marginally before the natural termination of the New License Agreement. If AT&T Corp. elects to terminate the New License Agreement upon conclusion of the acquisition, it is anticipated that such termination will have a negligible effect on the business of the Company.

Framework Agreement

        On January 16, 2003, AT&T Corp., Enterprises, AT&T Canada Telecom Holdings Company and AT&T Communications Holdings (Canada) Corp. (collectively, the "AT&T Corporations") and AT&T Canada Limited and the AT&T Canada Companies entered into the framework agreement (the "Framework Agreement"). The Framework Agreement sets forth the principles governing the ongoing commercial relationships between the AT&T Canada Companies and the AT&T Corporations (other than aspects of such relationships which are addressed in the New License Agreement).

        The Framework Agreement provided that all existing arrangements or agreements, except for certain enumerated agreements (such as the North American Voice Services ("NAVS") Agreement and the Payphone Services Trade Mark License Agreement, such agreements and any other such surviving agreements, the "Surviving Agreements") terminated on April 16, 2003. The Surviving Agreements will terminate in accordance with their terms.

Master Services Agreement

        On July 22, 2003, AT&T Corp. and Allstream Corp. entered into a master services agreement (the "MSA"). The MSA and the applicable Service Order Attachments ("SOAs") replace and supersede in their entirety the existing capabilities agreements (the "Capabilities Agreements") and the master consulting services agreement (the "MCSA") (collectively, the "1993 Agreements").

        The MSA provides the terms under which AT&T Corp. will provide Allstream with technology and services relating to the continued use of the 4E (Toll Free) Platform, the 5E (Calling Card) Platform, and the Signalling Platform provided pursuant to the Capabilities Agreement and the MCSA (collectively, the "Services") and replaces such agreements in their entirety.

        The services which may be provided by AT&T Corp. to Allstream Corp. pursuant to the MSA are limited to the following categories: (a) call processing services (services relating to the switching and processing of calls from the originating end to its designated termination); (b) network maintenance services (with respect to the operation of the 4ESS, 5ESS, #2STPs and Allstream Corp.'s transmission facilities, services relating to the remedial actions in respect of, and restoration of, network elements or impaired services); (c) network provisioning services (services relating to the activation of Allstream Corp. network capacity for certain agreed upon switched services to Allstream Corp.'s customers or in respect of Allstream Corp.'s switched network); (d) network unclassified services (services relating to such elements of AT&T Corp.'s telephone plant that provide end to end voice/data transmission); (e) service provisioning services (services relating to the employment of data base processes that enable delivery of switched and dedicated services); (f) consulting services performed in respect of items (a) through (e) above.

        Unless it is terminated at an earlier time in accordance with the MSA, (i) the MSA will expire no later than December 31, 2005, and (ii) all services provided under the SOAs will expire no later than December 31, 2005 (except in respect of calling card services which will expire on June 30, 2004).

        A separate SOA has been completed and executed for each of the services or each related group of services to be provided pursuant to the MSA. Each SOA contains terms appropriate to the service it covers, including migration plans, as appropriate, with individual timelines for Allstream Corp. to self-provision, supply and/or make alternate network arrangements consistent with the objective of minimizing customer service disruption.

        SOAs will be reviewed and adjusted annually, to the extent applicable, by the respective program managers of the parties. In the event that Allstream Corp. wishes to discontinue a service or Current Service under an SOA effective December 31st, Allstream Corp. must advise AT&T Corp. of same on or before July 1st of such year. In order to ensure appropriate pricing, service descriptions and to accommodate changes in AT&T Corp.'s network, architecture and operation support systems and technological changes, AT&T Corp. must annually prepare new SOAs. AT&T Corp. is only obligated to provide any services to the extent that the parties have executed an SOA with respect to such services in accordance with the MSA.

        In the event that: (a) bankruptcy occurs with respect to Allstream Corp., AT&T Corp. may terminate the MSA and any SOA immediately upon giving written notice of such termination; and (b) Allstream Corp. breaches any of its obligations under the terms of any Data Connection Agreements (which is defined as any existing and future agreements between AT&T Corp. and Allstream Corp. which cover or will cover Allstream Corp.'s interconnection to AT&T Corp.'s network for the purpose of receiving the services), which breach allows AT&T Corp. to terminate any interconnection thereunder, then AT&T Corp. may terminate (i) the service related to such interconnection, or (ii) the MSA, as applicable, immediately upon giving written notice of such termination to Allstream Corp..

        In the event, among others: (a) Allstream Corp. materially breaches its obligations under the terms of the MSA (including under any SOA); (ii) Allstream Corp. fails to comply in any material respect with the use of the licensed materials; (iii) Allstream Corp. purports to assign, license, sublicense or transfer any of the licensed materials or purports to assign, license, sublicense or transfer any license or other rights granted in respect thereof; or (iv) Allstream Corp.'s business operations or common carrier status are materially curtailed by decisions or rulings under applicable law in Canada and/or Allstream Corp. ceases carrying on or is compelled to discontinue all or substantially all of its business in Canada, then upon written notice from AT&T Corp., Allstream Corp. will have 30 days in which to cure such breach, failing which the MSA and any applicable SOAs will terminate in whole or in part at AT&T Corp.'s discretion. No termination will be effective until following the completion of any applicable arbitration proceedings which may be commenced pursuant to the MSA.

        Allstream Corp. may, by written notice to AT&T Corp., in its sole discretion, terminate the MSA or any SOA in the event, among others: (a) AT&T Corp. materially breaches its obligations under the terms of the MSA and such breach is not remedied within 30 days after AT&T Corp. receives notice from Allstream Corp.; (b) there is a change of control, amalgamation, consolidation or other re-organization of AT&T Corp. or if AT&T Corp. sells all or substantially all of its assets or, to the extent that AT&T Corp. sells substantially all of the assets related to the particular services, then termination will occur with respect to such services; or (c) Allstream Corp. decides, in its sole discretion, and without cause, to terminate the MSA or any SOA.

        Notwithstanding any other term of the MSA or SOA, if at any time during the term of the MSA, a strategic competitor acquires, holds or controls, directly or indirectly, more than 20% of the outstanding aggregate equity of any one or more of Allstream and its affiliates or 20% of the outstanding aggregate equity of Allstream Corp. and its affiliates, then the termination date for the provision of the services may be accelerated by AT&T Corp. at its discretion, provided that: (a) in determining any such accelerated termination date, AT&T Corp. will take into consideration the strategic competitor's network capability to enable migration of Allstream Corp.'s network to a successor network; and (b) unless the parties otherwise agree, any such acceleration will not result in the termination of AT&T Corp.'s provision of such services until the earlier of: (i) twelve months after the closing of the strategic competitor acquisition; and (ii) December 31, 2005. The Company is currently negotiating with AT&T Corp. to extend the continued use of certain AT&T Corp. technology and capabilities for several years. It is anticipated that these discussions will be concluded by May 15, 2004, subject to a further extension. While the Company is confident that it will meet the requirements of the AT&T Corp. agreements, no assurances can be given that it can effect a seamless migration of existing customers to the new products and services.

Effect of the MTS Transaction

        Existing commercial agreements between the Company and AT&T Corp. include termination provisions covering acquisition of certain share percentages by a strategic competitor. If a strategic competitor acquires more than 20% of the then outstanding equity of Allstream then the termination date for the provision of services by AT&T Corp. may be accelerated; however AT&T Corp. must consider in determining any accelerated termination date the strategic competitor's network capability to enable the migration of Allstream' network to a successor network. Further, any acceleration of termination will not result in the termination of AT&T Corp.'s provision of services until the earlier of 12 months following the closing date of the strategic competitor's acquisition of more than 20% of the outstanding equity of Allstream and December 31, 2005.

        The effect of the acquisition of the Company's Shares by MTS on the status of the commercial agreements and current negotiations between the Company and AT&T Corp. is not known at this time, however it is not expected to have any material impact on the operation of the expanded company.

CORPORATE GOVERNANCE

        The Company is committed to implementing a culture of corporate governance consistent with its legal requirements and high ethical standards. As a result of restructuring under the CCAA, the Company emerged as a new public company on April 1, 2003, with new shareholders (the former creditors) and a new Board of Directors. The Board and its Committees are striving to create a model corporate governance value added Board structure. Since the Board has only been functioning since April 1, 2003, some aspects of good governance are in the process of unfolding. The Board, to the extent feasible, satisfies itself as to the integrity of all Senior Management and that they "walk the talk" by creating a culture of integrity throughout the Company. To this end, the Board has approved an Ethics and Integrity Program within the Company that includes having each officer and employee sign and acknowledge that they have read and understood the Company's Code of Conduct. No waivers of compliance with the Code of Conduct have been granted to any director or executive officer.

        The TSX has adopted a series of guidelines (the "Guidelines") for effective corporate governance. Set out in Schedule A to the Management Proxy Circular dated April 8, 2004 is a description of Allstream's approach to corporate governance with specific reference to each of the TSX Guidelines. Allstream also complies with all applicable NASDAQ corporate governance rules and has not sought any exemptions therefrom.

        The Board is responsible for the overall stewardship of the Company. The Board oversees the conduct of the business and affairs of the Company through reviewing and approving the Company's strategic and business plans taking into account the opportunities and risks of the business and the operational, capital and financial plans for the coming year. The Board assesses any risks which might prevent the Company from meeting its business objectives including strategic plans, the quality of the people to execute those plans and excellence in operations, human resource development and succession planning. While the management of the business is delegated to the CEO, the Board expects management to manage the Company's business in accordance with the plans in a prudent manner and with the goal of enhancing shareholder value.

        The Board has established Audit, Human Resources and Compensation, and Governance Committees to assist the Board in carrying out its responsibilities. Each Committee consists of five directors, all of whom are unrelated directors. All five members of the Audit Committee are financially literate and Jane Mowat, the chairperson of the Audit Committee, has the requisite experience to be considered an audit committee financial expert, in accordance with the TSX, NASDAQ and U.S. Securities and Exchange Commission requirements. The Board and Committee Charters and the Company's Code of Conduct are available at http://www.allstream.com/investor/board.html.

Auditor Independence

        In 2003, the fees billed by the auditor to Allstream were as follows:

2003
Audit fees(1)	$621,350
Audit-related fees(2)	42,760

Audit and audit-related fees	$664,110
Tax fees(3)	$127,192
All other fees(4)	$120,882

Notes:

(1)
Audit fees consist of fees related to the annual audit of the Company's consolidated financial statements, consultations as to the accounting and disclosure of transactions reflected in the consolidated financial statements, and the issuance of consent letters in connection with securities filings.

(2)
Audit-related fees consist of fees for limited procedures and consultations in connection with quarterly information.

(3)
Tax fees consist of fees for tax advice related to new and proposed tax legislation and tax compliance services.

(4)
All other fees consist of fees for advice concerning the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

        In 2003 and 2002, the fees billed by the auditor to the Predecessor were as follows:

	2003	2002
Audit fees(1)	$667,710	$794,000
Audit-related fees(2)	522,140	332,750

Audit and audit-related fees	$1,189,850	$1,126,750
Tax fees(3)	$731,900	$783,960
All other fees(4)	$1,150,665	$927,085

Notes:

(1)
Audit fees consist of fees related to the audits of the Company's consolidated financial statements, audits of special reports required by regulation, and the issuance of consent letters in connection with securities filings.

(2)
Audit-related fees consist principally of fees for advice regarding financial accounting and reporting matters, limited procedures and consultations in connection with quarterly information, and audits of financial statements of certain employee benefit plans.

(3)
Tax fees consist of fees for tax advice related to the Company's debt restructuring and tax compliance services.

(4)
All other fees consist of fees for financial advisory services in connection with the Company's debt restructuring and CCAA proceedings.

        The Company's Audit Committee is satisfied with the independence of its auditor and that its independent auditor is free from conflicts of interest that could impair its objectivity in conducting the audit of the Company. The Company's Audit Committee is required by its charter to pre-approve all non-audit related services performed by the Company's independent auditor, and the Company's auditor is not permitted to perform services for the Company prohibited for an independent auditor under applicable Canadian and U.S. regulations, including the U.S. Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"). Pursuant to the Company's Audit Committee's pre-approval policies, the Company's Audit Committee pre-approves various audit, audit-related and taxation services to be performed by the auditors, including audits of the Company's consolidated financial statements, issuances of consent letters related to periodic securities filings, consultation and advice on the potential impact of new accounting standards, assistance in documenting internal control policies and procedures over financial reporting, and tax planning and consultation. Appraisals or valuation for non-financial reporting purposes, forensic or fraud investigations not in connection with or in anticipation of litigation, potential acquisition/disposition due diligence services, assistance with implementation of new guidance, including Sarbanes-Oxley requirements and tax planning for new business activities all require additional pre-approvals by the audit committee. The Audit Committee Charter permits the Audit Committee to delegate to one of its members the approval of such services. In such instances, the items approved must be reported to the entire Audit Committee at the next meeting. Pursuant to the Company's Audit Committee pre-approval policies, the chair of the Audit Committee has been designated as the delegate to approve such services. In 2003, there were two delegated approvals pursuant to the pre-approval policy, namely (i) an assignment to consult with the Company's Sarbanes-Oxley project team; and (ii) an assignment to investigate the U.S. tax implications of setting up a U.S. sales force. Both of these approvals were brought to the Company's Audit Committee at the following meeting. The CFO or the vice president, controller is also required to pre-approve any services performed by the Company's auditors.

5.     SELECTED CONSOLIDATED FINANCIAL DATA

        The chart below summarizes selected financial data for the period from April 1, 2003 to December 31, 2003 of Allstream and those of the Predecessor for each of the years ended December 31, 2002 and December 31, 2001.

	Period from April 1, 2003 to December 31, 2003	* * * *	Year ended December 31, 2002(2)	Year ended December 31, 2001
	(Successor)	*	(Predecessor)	(Predecessor)
	(in thousands, except per share amounts)
Revenue	947,796	*	1,488,145	1,544,721
Income (Loss) from Operations	110,271	*	(1,340,215)	(334,536)
Net Income (Loss)(1)	65,562	*	(1,831,659)	(745,375)
Basic Earnings (Loss) per Share(1)	3.31	*	(17.95)	(7.57)
Diluted Earnings (Loss) per Share(1)	3.29	*	(17.95)	(7.57)
Total Assets(3)	1,064,342	*	1,687,700	4,763,625
Liabilities Subject to Compromise(4)	N/A	*	4,719,591	N/A
Long-term Liabilities(4)	162,375	*	170,765	4,747,293
Cash Dividend per Share	3.50	*	0.00	0.00

        Effective April 1, 2003, the Company emerged from CCAA protection and implemented the Plan. Pursuant to the Plan, there was a substantial realignment in the equity interests and capital structure of the Predecessor. The reorganization and opening balance sheet of the company as at April 1, 2003 has been accounted for under fresh start accounting.

        The Information for Allstream subsequent to the implementation of the Plan is not comparable with the information issued by AT&T Canada Inc. prior to the implementation of the Plan. Accordingly, the financial statements of Allstream compared to those of AT&T Canada Inc. should be reviewed with caution and should not be relied upon as being indicative of the future results of the Company or providing a directly comparable analysis of financial performance.

Notes:

(1)
Loss per share for 2002 includes a writedown of property, plant and equipment and goodwill, and workforce reduction and provision for restructuring, which had the effect of increasing loss per share by $11.79 and $0.85, respectively. Loss per share for 2001 includes a pension adjustment and workforce reduction costs which had the effect of increasing (decreasing) loss per share by ($0.32) and $0.22, respectively.

(2)
Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001 has been increased by $12.3 million.

(3)
Effective January 1, 2002, the Company adopted the CICA Handbook Section 3062, which eliminates the amortization of goodwill and indefinite-life intangible assets. Any transitional impairment loss is recognized as a charge to opening retained earnings to January 1, 2002. Accordingly, the Company's opening deficit at January 1, 2002 has been increased by $1,530.8 million.

(4)
Effective October 15, 2002, long-term debt included in long-term liabilities was reclassified as liabilities subject to compromise.

        The Company declared a special dividend of $3.50 per share on each of the Class A Voting Shares and the Class B Limited Voting Shares on December 9, 2003 (the "Special Dividend"). The dividend was paid on January 6, 2004 to holders of record at the close of business on December 19, 2003. Other than the Special Dividend, the Company has not paid any dividends since its inception and it is not anticipated that the Company will declare or pay dividends in the near future, but rather will retain future earnings, if any, for reinvestment in its business. Any future determination to declare or pay dividends will be at the discretion of Allstream's Board of Directors and will be subject to compliance with any future debt financing arrangements entered into by Allstream and will depend upon Allstream's financial condition, results of operations, capital requirements and such other factors as Allstream's Board of Directors considers relevant.

        The chart below identifies unaudited quarterly financial information of the Successor concerning the quarters ending June 30, 2003, September 30, 2003 and December 31, 2003; and of the Predecessor concerning the nine quarters ending March 31, 2003. The financial results for the Predecessor for the three-month period ending March 31, 2003 can be found on SEDAR and EDGAR and are incorporated by reference in this AIF.

	Period from April 1, 2003 to December 31, 2003 (Successor)	4th Qtr '03	3rd Qtr '03	2nd Qtr '03	* * * *	1st Qtr. 03
	(Successor)	(Successor)	(Successor)	(Successor)	*	(Predecessor)
	(in thousands, except per share amounts)
Revenues	$947,796	$301,943	$309,271	$336,582	*	$353,325
Net Income(1)	$65,562	$17,093	$24,087	$24,382	*	$229,804
Basic Earnings per Share(1)	$3.31	$0.86	$1.22	$1.23	*	$2.14
Diluted Earnings per Share(1)	$3.29	$0.85	$1.21	$1.23	*	$2.14

(1)
Net income for the three months ended March 31, 2003 of the Predecessor was $229,804 and is primarily the result of foreign exchange gains of $324,076 from the appreciation in value of the Canadian dollar relative to the U.S. dollar and the fact that virtually all of the Predecessor's U.S. dollar denominated debt of U.S.$2.8 billion was unhedged during the quarter.

	2002	4th Qtr 02	3rd Qtr 02	2nd Qtr 02	1st Qtr 02
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	(in thousands, except per share amounts)
Revenues	$1,488,145	$359,597	$359,861	$384,857	$383,830
Net Loss	$(1,831,659)	$(63,770)	$(256,839)	$(1,353,431)	$(157,619)
Basic Loss per Share	$(17.95)	$(0.60)	$(2.54)	$(13.45)	$(1.57)
Diluted Loss per Share	$(17.95)	$(0.60)	$(2.54)	$(13.45)	$(1.57)
	2001	4th Qtr 01	3rd Qtr 01	2nd Qtr 01	1st Qtr 01
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	(in thousands, except per share amounts)
Revenues	$1,544,721	$394,469	$387,221	$375,167	$387,864
Net Loss(1)	$(745,375)	$(170,696)	$(232,475)	$(174,729)	$(167,475)
Basic Loss per Share(1)	$(7.57)	$(1.74)	$(2.35)	$(1.78)	$(1.73)
Diluted Loss per Share(1)	$(7.57)	$(1.74)	$(2.35)	$(1.78)	$(1.73)

(1)
Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss in the year ended December 31, 2001 has been increased by $12.3 million, and the loss for the three months ended March 31, June 30, September 30 and December 31 have been increased (decreased) by nil, ($17.3 million), $23.5 million and $6.1 million, respectively.

6.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Reference is made to Allstream's Management Discussion and Analysis of Financial Condition and Results of Operations for the period from April 1, 2003 to December 31, 2003 which is incorporated herein by reference. See "Additional Information".

7.     SHARE CAPITAL

        The authorized share capital of Allstream consists of an unlimited number of Class A Voting Shares and Class B Limited Voting Shares. The two classes of shares were created in order to ensure compliance with the foreign ownership restrictions in the Telecommunications Act (Canada). The following summary describes the rights, privileges, restrictions and conditions that will attach to both classes of shares. The full text of the rights, privileges, restrictions and conditions of both classes of shares is set forth in the articles of Allstream (the "Articles").

Class A Voting Shares

Voting

        Holders of Class A Voting Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of Allstream except meetings at which the holders of a specified class or series (other than the Class A Voting Shares) are entitled to vote separately as a class as provided in the CBCA or in the Articles and each Class A Voting Share confers the right to one vote in person or by proxy at all such meetings.

        Holders of Class A Voting Shares are entitled to elect five of nine members to the Allstream Board of Directors, subject to increase in accordance with the Articles, commencing at such time as holders of Class B Limited Voting Shares hold less than 50% of Allstream's equity. See "— Allocation of the Allstream Board of Directors".

Dividends and Distributions

        The Class A Voting Shares participate equally with the Class B Limited Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the Allstream Board of Directors. All dividends and distributions declared on the Class A Voting Shares or Class B Limited Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other. The declaration and payment of stock dividends in Class A Voting Shares on Class A Voting Shares and Class B Limited Voting Shares on Class B Limited Voting Shares or the making or distribution of rights to acquire Class B Limited Voting Shares to holders of Class B Limited Voting Shares and rights to acquire Class A Voting Shares to holders of Class A Voting Shares in the same number per share and at the same exercise price per share will be considered to be an equivalent declaration and payment of dividends or other distribution, as applicable, without preference or priority.

Liquidation

        Holders of Class A Voting Shares are entitled to receive the remaining assets of Allstream on its winding-up or dissolution in equal amounts, share for share, with the holders of Class B Limited Voting Shares.

Conversion

        The Class A Voting Shares are convertible, at the option of the holders of the Class A Voting Shares, at any time and from time to time, into Class B Limited Voting Shares on a share-for-share basis.

Compliance with the Telecommunications Act

        To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act, for so long as those restrictions pertain, the directors of Allstream shall have the right to sell the Class A Voting Shares of a holder thereof who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. In addition, the directors of Allstream may refuse to issue a Class A Voting Share, or register the transfer of a Class A Voting Share, in a circumstance where to do so would result in Allstream's or any of its affiliates' or associates' non-compliance with the foreign ownership restrictions of the Telecommunications Act.

Class B Limited Voting Shares

Voting

        In order to ensure compliance with the Telecommunications Act, except for the election of directors or as otherwise provided below or in the CBCA, holders of Class B Limited Voting Shares are not entitled to vote at any meetings of the shareholders of Allstream. The holders of Class B Limited Voting Shares are entitled to receive notice of and to attend meetings of the holders of Common Shares. Each Class B Limited Voting Share confers the right to one vote in person or by proxy at any meeting at which the holders of Class B Limited Voting Shares are entitled to vote.

        Holders of Class B Limited Voting Shares are entitled to elect four of the nine members of the Allstream Board of Directors, subject to reduction in accordance with the Articles commencing at such time as the holders of the Class B Limited Voting Shares hold less than 50% of the equity of Allstream. See "— Allocation of the Allstream Board of Directors". Without limiting the rights of the holders of the Class B Limited Voting Shares under the CBCA, the holders of the Class B Limited Voting Shares are entitled to vote as a separate class: (i) upon any matter (including, without limitation, any consolidation, sub-division or reclassification) that would adversely affect the equivalence or equal participation of the Class B Limited Voting Shares and the Class A Voting Shares; (ii) until the earlier of such time as the holders of Class B Limited Voting Shares are entitled to nominate fewer than four directors and December 31, 2004, upon any amendment to Schedule III to the Articles, which Schedule specifies certain matters requiring approval by not less than seven of the directors including at least four directors of Allstream elected or appointed by the holders of Class A Voting Shares; (iii) until the earlier of such time as the holders of Class B Limited Voting Shares are entitled to nominate fewer than four directors and December 31, 2004, upon any amendment to the Articles or the By-Laws of Allstream that is not approved by at least seven of the directors including at least four directors of Allstream elected or appointed by the holders of Class A Voting Shares; (iv) until the holders of Class B Limited Voting Shares are entitled to nominate fewer than two directors, upon an amalgamation pursuant to Section 181 of the CBCA; and (v) upon any amendment to the Articles to change the number of directors on the Allstream Board of Directors.

Dividends and Distributions

        The Class B Limited Voting Shares participate equally with the Class A Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the Allstream Board of Directors. All dividends or distributions declared on the Class B Limited Voting Shares or Class A Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other. The declaration and payment of stock dividends in Class B Limited Voting Shares on Class B Limited Voting Shares and Class A Voting Shares on Class A Voting Shares or the making or distribution of rights to acquire Class B Limited Voting Shares to holders of Class B Limited Voting Shares and rights to acquire Class A Voting Shares to holders of Class A Voting Shares in the same number per share and at the same exercise price per share will be considered to be an equivalent declaration and payment of dividends or other distribution, as applicable, without performance or priority.

Liquidation

        Holders of Class B Limited Voting Shares are entitled to receive the remaining assets of Allstream on the winding-up or dissolution, in equal amounts, share for share, with the holders of Class A Voting Shares.

Conversion

        The Class B Limited Voting Shares are convertible, at the option of the holders of Class B Limited Voting Shares, at any time and from time to time, into Class A Voting Shares on a share-for-share basis, in the following circumstances:

  (i)
  at any time following the termination of the Acquisition Rights Agreement on December 31, 2004, upon provision by a holder of Class B Limited Voting Shares of (1) a residency declaration to the Company's transfer agent stating that the holder is a Canadian (as such term is defined in the Telecommunications Act) and (2) a written notice specifying the number of Class B Limited Voting Shares to be converted;

  (ii)
  upon a take-over bid being made for the Class A Voting Shares where no equivalent bid is made for the Class B Limited Voting Shares, for the purposes of allowing the holders of Class B Limited Voting Shares to tender to such bid;

  (iii)
  automatically upon the removal, in whole or in part, of the Canadian ownership and control provisions of Section 16 of the Telecommunications Act, but only to the extent of such removal, and non-Canadian ownership and control of Allstream and its subsidiaries not otherwise being restricted by law, provided that such conversion right is made available on a pro rata basis to all holders of Class B Limited Voting Shares in the case of a partial removal; or

  (iv)
  the Allstream Canada Board of Directors, by resolution, allows the conversion of such number of Class B Limited Voting Shares as will not, in the opinion of the Allstream Board of Directors, result in Allstream or any corporation in which Allstream has an ownership interest being in contravention of any law, regulation, governmental policy or other legal requirement, including, without limitation, the Telecommunications Act, provided that such conversion right is made available on a pro rata basis to all holders of Class B Limited Voting Shares.

        The Allstream Board of Directors will consider whether conversions are permitted for the purposes of (iv) above at least annually, but shall not permit such conversion unless circumstances are such that at the time of conversion, at least 1% of the then outstanding Class B Limited Voting Shares can then be converted.

Allocation of the Allstream Board of Directors

        The Allstream Board of Directors took office on April 1, 2003 upon the implementation of the Plan. Thereafter, commencing with the first annual meeting of shareholders held after the Meeting, the holders of Class A Voting Shares, voting as a class, will be entitled to nominate and elect five directors to the Allstream Board of Directors and the holders of Class B Limited Voting Shares, voting as a class, will be entitled to nominate and elect four directors to the Allstream Board of Directors.

        As conversions of Class B Limited Voting Shares to Class A Voting Shares are anticipated to occur over time, the number of directors elected and nominated to the Allstream Board of Directors by holders of Class B Limited Voting Shares will be reduced according to the percentage of total equity of Allstream held by such holders as follows, commencing at such time as they cease to hold less than 50% of Allstream equity:

Percentage of Total Equity Held by Holders of Class B Limited Voting Shares	Number of Directors Elected by Holders of Class B Limited Voting Shares
Equal to or greater than 50%	4
Equal to or greater than 35% but less than 50%	3
Equal to or greater than 20% but less than 35%	2
Equal to or greater than 10% but less than 20%	1
Less than 10%	0

        If the holders of the Class B Limited Voting Shares lose the entitlement to nominate and elect a director or directors in accordance with the foregoing, the holders of the Class A Voting Shares will correspondingly acquire the entitlement to elect additional director(s) such that the aggregate number of directors will equal nine.

        The percentage of equity of Allstream held by the holders of Class B Limited Voting Shares will be calculated in accordance with the provisions of the Articles.

Board Super-Majority Requirements

        Until the earlier of such time as the holders of the Class B Limited Voting Shares are entitled to nominate fewer than four Directors or December 31, 2004, the Articles of the Company require the approval of not less than seven of the Directors (including at least four Directors elected or appointed by the holders of the Class A Voting Shares) for the following matters: (1) any material change to the scope or nature of the business or operations; (2) aggregate annual capital expenditures in excess of $195 million; (3) the incurring of funded debt in excess of $100 million; (4) any material change to the terms of any material agreements; (5) any consolidation or merger, the sale or transfer of all or a substantial portion of assets; (6) any sale, lease or transfer of assets with a value in excess of $20 million; (7) the declaration or payment of any dividends or any other distributions or the redemption or repurchase of any securities, except in connection with the conversion of Class A Voting Shares into Limited Class B Voting Shares or Class B Limited Voting Shares into Class A Voting Shares; (8) except in certain permitted circumstances, the issue or sale of any Class A Voting Shares or Class B Limited Voting Shares including any issue of options, rights, conversion or exchange privileges to acquire Class A Voting Shares or Class B Limited Voting Shares; (9) the entering into of any transactions with any current shareholder, director or officer or employee other than transactions in the ordinary course of business; (10) any amendment to the Articles or By-Laws; (11) the adoption or amendment of any employee benefit plan; (12) any amendment to the shareholder declarations in respect of the Company and certain of its subsidiaries; (13) any delegation of material Board authority to a committee; (14) any material investment in any other company, partnership, association or other form of joint venture; (15) the guarantee of any liabilities of a third party, other than indemnification of Directors and officers; and (16) any material transaction outside the normal and ordinary course of business.

Acquisition Rights Agreement

        On implementation of the Plan, Allstream established the Acquisition Rights Agreement with CIBC Mellon Trust Company, as rights agent. Each holder of a Class B Limited Voting Share received together with each Class B Limited Voting Share, one Acquisition Right which, together with one Class B Limited Voting Share, entitled the holder thereof until December 31, 2004 to acquire one Class A Voting Share. Upon submitting to the rights agent under the Acquisition Rights Agreement the appropriate election form specifying the number of Class B Limited Voting Shares to be converted, a certificate representing one Class B Limited Voting Share for each accompanying Acquisition Right being exercised and a residency declaration to the transfer agent stating that the holder is a Canadian (as such term is defined in the Telecommunications Act), the corresponding number of Class A Voting Shares will be issued to the holder of Class B Limited Voting Shares. No holder of an Acquisition Right will be issued Class A Voting Shares if and to the extent that, upon such issuance, such person, together with its associates, affiliates or another person with whom it is acting jointly or in concert (as such terms are defined in the Acquisition Rights Agreement), would beneficially own or be deemed to beneficially own greater than 10% of the issued and outstanding Class A Voting Shares on the date of issuance.

        Acquisition Rights will be exercisable at any time. The Acquisition Rights will trade together with the Class B Limited Voting Shares and will be represented by Class B Limited Voting Share certificates. The Acquisition Rights will not be separable from the Class B Limited Voting Shares.

8.     MARKET FOR SECURITIES

        The Class A Voting Shares and Class B Limited Voting Shares of Allstream Inc. are listed on The Toronto Stock Exchange under the symbols ALR.A and ALR.B, respectively, and are quoted on the NASDAQ National Market System under the symbols ALLSA and ALLSB, respectively.

9.     DIRECTORS AND OFFICERS

Shares in Allstream

        As at March 30, 2004, the directors and executive officers of the Company, as a group, did not beneficially own, directly or indirectly, or exercise control over any of Allstream's Class A Voting Shares or any of Allstream's Class B Limited Voting Shares.

        The following is a list of the directors and executive officers of Allstream indicating their names, positions with the Company and municipalities of residence.

Management

Directors and Executive Officers

        As at March 30, 2004, the directors and executive officers of Allstream, their municipalities of residence, principal occupations and brief biographies are set forth below. Each of the directors has been appointed to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

Name and Municipality of Residence	Principal Occupation and Name of Employer
Purdy Crawford(1)(4)(5) Toronto, Ontario	Chairman of the Board of Directors, Allstream and Counsel, Osler, Hoskin & Harcourt LLP
John T. McLennan(1) Mahone Bay, Nova Scotia	Vice Chairman of the Board of Directors and Chief Executive Officer Allstream
Gerald E. Beasley(2)(3) Mississauga, Ontario	Corporate Director
William A. Etherington(1)(3)(5) Toronto, Ontario	Chairman of the Board, Canadian Imperial Bank of Commerce
Deryk I. King(2)(4)(5) Toronto, Ontario	President Chief Executive Officer Centrica North America
Ian D. Mansfield(1)(3)(4)(5) White Rock, British Columbia	Commissioner and Chief Executive Officer, Canadian Professional Golf Tour
Ian M. McKinnon(2)(4)(5) Toronto, Ontario	President and Chief Executive Officer Certicom
Jane Mowat(2)(3) Toronto, Ontario	Business Consultant
Daniel F. Sullivan(1)(4) Toronto, Ontario	Deputy Chairman and Director Scotia Capital Inc.

(1)
Nominee of the holders of Class A Voting Shares.

(2)
Nominee of the holders of Class B Limited Voting Shares.

(3)
Member of Audit Committee.

(4)
Member of Human Resource/Compensation Committee.

(5)
Member of Governance Committee.

        Allstream is managed by a strong leadership team with extensive experience in the telecommunications industry. The executive officers of Allstream are as follows:

Name	Position
John T. McLennan	Vice Chairman of the Board of Directors & Chief Executive Officer
John A. MacDonald	President & Chief Operating Officer
Tal Bevan	Executive Vice President, Sales
Mike Kologinski	Executive Vice President, Marketing
David A. Lazzarato	Executive Vice President & Chief Financial Officer
Judy McLeod	Executive Vice President, Customer Service and Chief Quality Officer
Henry Yip	Executive Vice President, Network Services
Harold Giles	Executive Vice President, Leadership Resources & Development
Dean Prevost	Executive Vice President and President, ITS Allstream
Scott L. Ewart	Senior Vice President, General Counsel, Secretary & Chief Privacy Officer
Chris Peirce	Senior Vice President, Regulatory & Government Affairs
Ron McKenzie	Senior Vice President, Strategy & Corporate Development
Brock Robertson	Senior Vice President, Treasury & Investor Relations
Don Welham	Vice President, Controller

Non-Management Directors — Biographies

        Purdy Crawford.    Mr. Crawford is Non-Executive Chairman of Allstream Inc. and Counsel to the law firm of Osler, Hoskin & Harcourt LLP. Mr. Crawford was Chairman of the Board of the Company's predecessor AT&T Canada Inc. since January 1999. He was the Non-Executive Chairman of Imasco Limited, CT Financial Services Inc., and Canada Trustco Mortgage Company until February 2000. Mr. Crawford joined Imasco Limited in 1985 as President & Chief Operating Officer; in 1986 he became Chief Executive Officer and in 1987 he became Chairman, President & Chief Executive Officer. Mr. Crawford retired as Chief Executive Officer in 1995 but continued as Non-Executive Chairman until February 2000. Prior to joining Imasco, Mr. Crawford was a senior partner with Osler, Hoskin & Harcourt, practising primarily in the corporate/commercial area. Mr. Crawford sits on the Boards of Canadian National, Clearwater Seafoods Income Fund, Maple Leaf Foods, Emera Inc., Seamark Asset Management and Foot Locker Inc., both in Canada and the United States. He is Chancellor Emeritus of Mount Allison University.

        Gerald Beasley.    Mr. Beasley is a Corporate Director. He retired in January 2000 from the Canadian Imperial Bank of Commerce as Senior Executive Vice President, Risk Management, a position he had held since 1994. Mr. Beasley joined the Canadian Imperial Bank of Commerce in 1968 and served in various senior positions in Canada and the United States. Mr. Beasley is the Chairman of Trillium Health Centre Foundation as well as a Director of Enersource Corporation. He has previously served on the Boards of Newcourt Credit Corporation, Edulinx Canada Corporation, and The Ontario Club.

        William A. Etherington.    Mr. Etherington is Chairman of the Canadian Imperial Bank of Commerce, a position he has held since August 2003. Prior to that he was Lead Director of the Canadian Imperial Bank of Commerce since March 2000, having been on the Board since 1994. He retired in October 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. He is a Director of Celestica Inc., Dofasco Inc. and MDS Inc. He is also a member of the University of Western Ontario, Campaign Western.

        Deryk I. King.    Mr. King is President and Chief Executive Officer of Centrica North America ("Centrica"), a natural gas and electric service provider, a position he has held since December 2000. Prior to joining Centrica, he was Group Managing Director of PowerGen plc ("PowerGen") in the United Kingdom. Mr. King joined PowerGen in 1996 after holding a number of international sales and marketing positions with Air Products Ltd. and Imperial Chemical Industries Ltd. ("ICI"), including three years spent working in Japan. He was appointed Managing Director of ICI's global polyester business in 1992. Mr. King is a Director of the Consumers' Waterheater Income Trust.

        Ian D. Mansfield.    Mr. Mansfield is the CEO/Commissioner of the Canadian Professional Golf Tour, a position he has held since January 31, 2002. Prior to this appointment, he was President and Founder of his own firm, Ocean Bluff Consulting Inc. On September 30, 2000, Mr. Mansfield retired from TELUS Corp. as Executive Vice President and President of TELUS Communications after a thirty-year career. Mr. Mansfield currently serves on the Board of Directors of Coquitlam Express Hockey Ltd. and the Canadian Professional Golf Tour. He also serves on the Orca Bay Advisory Council associated with the Vancouver Canucks.

        Ian M. McKinnon.    Mr. McKinnon is President and Chief Executive Officer of Certicom, a position he has held since March of 2002. Certicom provides cryptography required by security software. Mr. McKinnon spent 14 years in various sales and senior management roles with Digital Equipment Corporation in both Canada and Singapore from 1981 to 1994. Prior to joining Certicom, he was CEO of a number of privately held software companies, and prior thereto he was President and CEO since 1995 with Promis Systems Corporation. He is a member of the Certicom Board of Directors.

        Jane Mowat.    Ms. Mowat is a Business Consultant and Corporate Director. Prior thereto she was the Executive Vice President and Chief Financial Officer of Centrinity, Inc. ("Centrinity") from July 2001 to November 2002. She also served as a Director and in the Office of the Chief Executive at Centrinity. From September 2000 to June 2001, Ms. Mowat was a business consultant focusing on implementing shareholder value creation strategies. Previously, Ms. Mowat was the General Manager of IBM Global Financing, a division of IBM Corporation responsible for the Americas. Prior to that, Ms. Mowat was a Director and Chief Financial Officer of ISM Information System Management Corporation from 1993 to 1995.

        Daniel F. Sullivan.    Mr. Sullivan is Deputy Chairman of Scotia Capital Inc. ("Scotia Capital") a position he has held since, October 1990. Since joining Scotia Capital in 1968, Mr. Sullivan has served in several senior positions, including Head of Corporate Finance and Executive Vice President. Mr. Sullivan is a member of the Board of Directors of Camco Inc. and Allied Properties Real Estate Investment Trust and also served as a Director of Cadillac Fairview Corporation, Monarch Development Corporation and Schneider Corporation. He has also served as Chairman of The Toronto Stock Exchange, the Investment Dealers Association of Canada and the Board of Governors of St. Michael's Hospital.

Executive Officers — Biographies

John T. McLennan
Director, Vice Chairman of the Board of Directors and Chief Executive Officer

        John T. McLennan.    Mr. McLennan joined the Company's predecessor, AT&T Canada Inc., as Vice Chairman and Chief Executive Officer in May 2000. Mr. McLennan was appointed to the Board of Directors of AT&T Canada Inc. in May 2002. Prior to his appointment to his current position, Mr. McLennan was President and founder of his own firm, Jenmark Consulting Inc., specializing in strategy, finance, and management of technology companies in Canada and the U.S., with a primary focus on telecommunications. From 1994 to 1997, Mr. McLennan was President and Chief Executive Officer of Bell Canada and President of Bell Ontario from 1993 to 1994. Mr. McLennan is also a member of the Board of Directors of Hummingbird Communications, Platform Computing Inc., Amdocs Limited, Medisys Health Group and Canada Health Infoway. Mr. McLennan is Chancellor of the University College of Cape Breton.

John A. MacDonald
President and Chief Operating Officer

        Mr. MacDonald was appointed President and Chief Operating Officer on November 27, 2002. Previously he served as President and Chief Executive Officer of Leitch Technology Corp., a leading provider of high technology products and solutions to the global broadcasting industry. Prior to that, Mr. MacDonald was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald is presently a member of the Board of Directors of Leitch Technology Corp., Rogers Cable, UBS (Unique Broadband Systems) and Versatel Networks. He is on the advisory board of Galazar Networks, and is a member of the Federal Government's Advisory Council on Science and Technology. Previously, Mr. MacDonald chaired the National Selection Committee for the Federal Government's Smart Communities Program and served on the Federal Government's Information Highway Advisory Council. Mr. MacDonald holds a Bachelor of Science in electrical engineering from Dalhousie University and a Bachelor of Engineering from the Technical University of Nova Scotia.

David A. Lazzarato
Executive Vice President and Chief Financial Officer

        Mr. Lazzarato was appointed Executive Vice President and Chief Financial Officer in October 1999. Mr. Lazzarato has over 20 years of operational finance, telecommunications, general management, and public accounting experience. From 1997 to 1999, Mr. Lazzarato was Senior Vice President and Chief Financial Officer of BCE Mobile Communications (Bell Mobility), Canada's largest wireless provider, and from 1994 to 1997 was Vice President and Controller of BCE Inc. Prior to that, Mr. Lazzarato held the position of Senior Vice President Finance and Administration at CAE Electronics Ltd., a firm recognized as the world leader in the design and production of commercial and military flight simulators. Mr. Lazzarato is a Chartered Accountant, holds a Bachelor of Commerce degree from McMaster University and has completed the Senior Executives Program at M.I.T. and a Telecommunications Marketing program at INSEAD.

Tal Bevan
Executive Vice President, Sales

        Mr. Tal Bevan joined Allstream as Executive Vice President, Sales in September 2003. Prior to joining Allstream, Mr. Bevan was President, Business Operations, for Group Telecom/360networks where he was responsible for Regional Business Operations and for revenue generation from sales since February 2002. Prior to joining Group Telecom, Mr. Bevan was president of WorldCom Canada where he was responsible for all aspects of Canadian operations since January 2000. Prior to that, he was Vice President of Sales and Marketing since February 1999, responsible for WorldCom's Canadian sales, marketing, product development and customer service activities. With more than 20 years of sales and marketing experience in the fields of computer technology and communications, Mr. Bevan was also at Lucent Technologies, Octel Messaging Division for almost nine years where he held a variety of positions, including national director of Canadian sales and director of marketing. Mr. Bevan has also held positions at Bell Canada and Xerox Canada Incorporated. He is an honours graduate of York University in Toronto and a long-time volunteer for the Ontario Special Olympics organization.

Mike Kologinski
Executive Vice President, Marketing

        Mr. Kologinski is Executive Vice President, Marketing. Previously he was Senior Vice President, Internet and E-Business Services from September 2000 to August 2001. And prior to that, he was Vice President, Sales and Marketing, for the Internet and E-Business Services division of Allstream and a predecessor company, Netcom Canada. Mr. Kologinski held a series of progressively responsible sales and marketing positions in the Business Services Group of Unitel Communications Inc. and Call-Net Enterprises Inc. Mr. Kologinski holds an Honours Degree in Industrial Engineering from the University of Toronto and an MBA from York University.

Judy McLeod
Executive Vice President, Customer Service

        Ms. McLeod is Executive Vice President, Customer Operations, a position she has held since March 2003. In her position, Ms. McLeod is accountable for the delivery of all "Order" to "Cash" processes. Prior to her current role, Ms. McLeod was Senior Vice President, Human Resources for the Company from 1996 to 2003. She has also held senior positions in Marketing, Customer Service and Information Technology at Allstream. Ms. McLeod began her career at Bell Canada in progressively more senior positions in Customer Service, Sales and Marketing

Henry C. Yip
Executive Vice President, Network Services

        Mr. Yip was appointed Executive Vice President, Network Services in April 2001. He is a Professional Engineer in the Provinces of Alberta and Ontario with extensive experience in the telecommunications industry with TELUS Corporation, Jones Lightwave Ltd. and Bell Canada. Prior to his appointment at Allstream, he spent five years at the TELUS Corporation holding various executive positions in the Operations area. He also initiated TELUS' efforts into the multimedia business as well as created an ASP business in the Geomatics area. He is a member of the Board of Directors of Global Thermoelectric Inc. and of the Engineering Science Advisory Council at the University of Western Ontario. He is the chair of the Wireless Industry Development Working Group for the Alberta ICT Implementation Committee. Mr. Yip is a graduate of the University of Western Ontario with a Bachelor's Degree in Electrical Engineering and of the Advanced Management Program at the Wharton School of Business.

Harold Giles
Executive Vice President, Leadership Resources and Development

        Mr. Giles is Executive Vice President, Leadership Resources and Development, a position he has held since June 2003. Mr. Giles joins Allstream from a career that spans 30 years with General Electric, six years with Bell Canada and two years as a Consultant for global companies. At General Electric, he held positions in the Technical and Operations areas, including Managing Director of a European affiliate and in senior human resources roles for GE Canada, GE International and other global GE businesses. At Bell Canada, Mr. Giles was Group Vice President of Human Resources during the transformation of Bell to a competitive entity. For the past two years, Mr. Giles has been providing consulting services to CEOs in companies with global operations undergoing competitive changes and new growth initiatives.

Dean Prevost
Executive Vice President, ITS Allstream

        Mr. Prevost is Executive Vice President and President, IT Services of Allstream. Prior to his appointment to his current position Mr. Prevost was Senior Vice President, Strategy and Corporate Development for the Company. In 1997 and 1998, he held the position of Vice President, Strategy and Business Development at AT&T Canada Enterprises. Prior to joining Allstream, Mr. Prevost was a senior consultant with Monitor Company, an international strategy consulting firm, where he assisted clients in the telecommunication, banking, manufacturing and retail industries. During his tenure at Monitor, Mr. Prevost specialized in corporate strategy, mergers and acquisitions, competitive and industry analysis, as well as market segmentation. Prior to joining Monitor, Mr. Prevost worked in the U.S. mutual fund industry, as well as drafting the original business plan for a start-up, software development arm of Hewlett-Packard (Canada). Mr. Prevost holds a Bachelor of Commerce in Finance from the University of Calgary with distinction and a Masters of Business Administration from Harvard Business School.

Scott L. Ewart
Senior Vice President, General Counsel and Secretary, Chief Privacy Officer

        Mr. Ewart became Senior Vice President, General Counsel and Secretary in October 2000. Mr. Ewart was called to the Ontario Bar in 1980 and has 20 years of Corporate, Commercial and Intellectual Property experience in North America and Europe. Prior to his current appointment, he was Division Counsel for Coca-Cola Northwest Europe in London, England since October 1993. Prior to moving to England, he was Vice President and General Counsel for Coca-Cola Canada since March 1989. He was Securities Counsel for Nortel from 1985 to 1989. Prior to this, he was in private practice. He has extensive high tech experience with Nortel and Allstream, and extensive intellectual and trade-mark experience with Coca-Cola in North America and Europe. He has lectured extensively on the protection of intellectual property rights. He is a member of the Canadian, U.S. and International Bar Associations, as well as a Fellow of the Institute of Directors (London, England). He obtained his Bachelor of Laws degree at The University of Windsor, Ontario, and completed the Executive Management program at Yale University.

Chris Peirce
Senior Vice President, Regulatory and Government Affairs

        Mr. Peirce is the Senior Vice-President, Regulatory & Government Affairs. He is responsible for the development and promotion of the corporation's strategic interests and regulatory and policy positions with government and relevant regulatory agencies. Mr. Peirce joined Allstream as Government Relations Vice President in June 1999. He was promoted to the position of Vice President Government and Regulatory Affairs in 2000 and to his current position in January 2002. Prior to joining Allstream, Mr. Peirce was Vice-President, Strategic Planning with the Canadian Association of Petroleum Producers (CAPP). In this position he was responsible for the Canadian upstream oil and gas industry's positions on public policy both federally and provincially as well as in the U.S. Prior to joining CAPP, Mr. Peirce was the executive assistant to the Honourable Ralph Goodale, then Canada's Minister of Agriculture and Agri-Food and Chair of the Cabinet Committee for the Economic Union. Mr. Peirce obtained his Bachelor of Laws degree at Queen's University in Kingston Ontario, and practised law in Edmonton, Alberta, from 1983-1993.

Ron McKenzie
Senior Vice President, Strategy and Business Development

        Mr. McKenzie is Senior Vice President, Strategy and Corporate Development at Allstream. Prior to his appointment in November 2003, Mr. McKenzie was Managing Director with Whitecap Venture Partners. From 1996 to 2000, Ron held senior marketing and general management positions in FORE Systems Inc. with global offices in the U.S. As the Senior Vice President and General Manager of the Volume Products Business Unit, he led the company's expansion into the medium and small business network solutions marketplace. He had previously been responsible for their global marketing strategy. With the exception of one year as the Eastern Canadian Manager for Silicon Graphics, Mr. McKenzie held over a period of 12 years, several leadership roles for Hewlett Packard in Sales, Marketing and general manager positions in Canada and the United States. Mr. McKenzie is a graduate in Electrical Engineering from the University of Toronto.

Brock Robertson
Senior Vice President, Treasury and Investor Relations

        Mr. Robertson is Senior Vice President, Treasury and Investor Relations, a position he assumed in October 2000. Mr. Robertson was previously Vice President, Treasury and Investor Relations of Call-Net/Sprint Canada, where he held a variety of increasingly responsible financial management and corporate development positions over a period of seven years. Mr. Robertson, who has considerable expertise in competitive telecom, financial strategy, cross-border capital markets, and international treasury, brought 17 years of finance and public accounting experience to Allstream. He is a Chartered Accountant and holds a degree in mathematics from University of Waterloo in Ontario.

Don Welham
Vice President, Controller

        Mr. Welham is Vice President, Controller of Allstream, a position he assumed in February 2000. Mr. Welham has over 25 years of financial, general management and public accounting experience. He held the position of Controller and director positions in Performance Management, Marketing and Internal Audit at Allstream and its predecessor entities during their transformation into competitive long distance and local communications solutions providers. Prior to joining Allstream, Mr. Welham worked for Price Waterhouse in Toronto, and in Cape Town and Johannesburg, South Africa. He obtained his chartered accountancy designation in South Africa and has a Bachelor of Commerce degree from the University of Cape Town, South Africa.

10.   ADDITIONAL INFORMATION

        Additional financial information is provided in the consolidated financial statements of Allstream as at December 31, 2003 and for the period from April 1, 2003 to December 31, 2003 and the Predecessor as at December 31, 2002 and 2001 and for the three-year period ended December 31, 2002 and the notes thereto and the reports of the Company's auditors thereon; and Management's Discussion and Analysis of Financial Conditions and Results of Operations thereon ("MD&A") to be filed on SEDAR in the Company's Annual Report on April 12, 2004. These consolidated financial statements and the accompanying MD&A were furnished to the United States Securities and Exchange Commission on EDGAR by the Company on Form 6-K on April 12, 2004 and by the Predecessor on Forms 6-K dated February 28, 2003 and May 20, 2003. Additional information, including directors' and officers' remuneration, principal holders of securities of the Company and interests of insiders in material transactions is contained in the Company's management information circular dated April 8, 2004 to be furnished on SEDAR and EDGAR.

        The Company will provide to any company or person, upon request to the Secretary of the Company:

  (a)
  when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus:

    (i)
    one copy of the Company's AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

    (ii)
    one copy of the Company's comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed for any period subsequent to the end of the Company's most recently completed financial year;

    (iii)
    one copy of the management information circular in respect of the Company's most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

    (iv)
    one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to provided under (i) to (iii) above; or

  (b)
  at any other time, one copy of any of the documents referred to in (a) (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

        The Secretary of the Company can be contacted at 200 Wellington Street West, Suite 1600, Toronto, Ontario M5V 3G2.

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TABLE OF CONTENTS
THE COMPANY
RECENT DEVELOPMENTS
SERVICE OFFERINGS
SALES AND MARKETING
CUSTOMERS
CUSTOMER CARE
COMPETITION
PROPERTIES
GOVERNMENT REGULATION
EMPLOYEES
LEGAL PROCEEDINGS
INTELLECTUAL PROPERTY
CORPORATE GOVERNANCE